As filed with the Securities and Exchange Commission on December 20, 2002
Registration Statement No. 333-72198

U. S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 8 TO FORM SB-2 REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

REED'S, INC.
(Exact name of registrant as specified in its charter)

Delaware	2086	95-4348325
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

13000 South Spring Street, Los Angeles, California 90061 Telephone: (310) 217-9400
(Address and telephone number of principal executive offices)

13000 South Spring Street, Los Angeles, California 90061
(Address of principal place of business or intended principal place of business)

Christopher J. Reed
Reed's, Inc.
13000 South Spring Street
Los Angeles, California 90061
Telephone: (310) 217-9400
(Name, address and telephone number of agent for service)

Copies of all communications to:

Edward T. Swanson, Esq.
1135 17th Street, Suite E
Santa Monica, California 90403
(310) 283-1035

Approximate date of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price (1)	Amount of registration fee (1)
Common stock, $.0001 par value	$18,000,000.00	$4,500.00 (2)

(1)   Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

(2)   Previously paid.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Prospectus (subject to completion) dated December 29, 2002



REED'S, INC.

Offering of 3,000,000 common shares of Reed's, Inc. at $6.00 / share.

We develop, market and distribute gourmet natural non-alcoholic beverages, as well as candy, ice cream and cookies.

We are offering 3,000,000 shares of our common stock. No public market currently exists for our shares. The public offering price is $6.00 per share. The shares are offered on a best efforts basis through Blue Bay Capital, Ltd., a member of the National Association of Securities Dealers, Inc., for a commission equal to 7.5% (before expenses) of all sales through Blue Bay. In addition, Blue Bay will receive a non-accountable expense allowance of up to 1.5% of all sales through Blue Bay. There is no public trading market for our securities, and if a market develops for our securities, it will most likely be limited, sporadic and highly volatile.

Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 5 to read about factors you should consider before buying shares of the common stock.

	Per Share	If 300,000 shares are sold (1)	If 1,500,000 shares are sold (1)	If 3,000,000 shares are sold (1)
Proceeds to the Company	$6.00	$1,800,000	$9,000,000	$18,000,000
Selling Agent Commission	$0.45	$ 135,000	$ 675,000	$ 1,350,000
Proceeds to the Company before estimated expenses of the offering	$5.55	$1,665,000	$8,325,000	$16,650,000
Proceeds to the Company after estimated expenses of the offering		$1,443,000	$7,935,000	$16,055,000

(1) The amounts shown are for illustrative purposes only. The offering is a best efforts offering with no assurance that all or any shares will be sold.

There is no minimum offering amount. Offering proceeds will not be placed in escrow. However, sales will not be accepted from residents of Arkansas, or the District of Columbia until at least 200,000 shares of common stock have been sold pursuant to the offering, or from residents of Ohio until at least 300,000 shares have been sold. Ohio purchasers also will be required to satisfy certain suitability standards. See "Plan of Distribution." Upon receipt, offering proceeds will be deposited into the operating account of Reed's and used to conduct the business affairs of Reed's. The offering will terminate nine months after the effective date of this prospectus unless terminated sooner by us.
.

The Selling Agent for this Offering is Blue Bay Capital, Ltd.
The date of this prospectus is _____

TABLE OF CONTENTS

Appendix A: Subscription Agreement



PROSPECTUS SUMMARY

This summary highlights information found in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider before investing in our common stock. You should read the entire prospectus carefully, including the section titled "Risk Factors." This prospectus describes our company, finances and products. Federal and state securities laws require that we include in this prospectus all the important information that you will need to make an investment decision.

About Our Company

Reed's, Inc. is a Delaware corporation with its main offices in Los Angeles, California. We changed our name to "Reed's, Inc." from "Original Beverage Corporation" and our state of incorporation from Florida to Delaware in October of 2001. We began operations in June of 1987 as a sole proprietorship founded by Christopher J. Reed.

We are primarily in the business of manufacturing and marketing gourmet natural non-alcoholic beverages, as well as candy, ice cream and cookies. We currently offer 19 beverages, including six varieties of Reed's Ginger Brews, Virgil's Root Beer, two varieties of China Cola, six varieties of Malibu Teaz and four varieties of Reed's Ginger Juice Brews. However, we consider our core business to be ginger products rather than strictly beverages. Our more recent products include Reed's Crystallized Ginger Candy, Reed's Crystallized Ginger Baking Bits, Reed's Ginger Candy Chews, Reed's Original Ginger Ice Cream, Reed's Chocolate Ginger Ice Cream, and Reed's Green Tea Ginger Ice Cream. We expect to be launching our Reed's Ginger Cookie line during 2002. We sell our products primarily in upscale gourmet and natural food stores in the United States and Canada. Most of our products are sold in the natural food industry.

The Offering

Common Stock being offered……………….	3,000,000 shares
Offering Price………………………………...	$6.00 per share
Common stock outstanding:	
Prior to this offering………………………	4,720,591 shares
After this offering:	
if 300,000 shares are sold…………….	5,020,591 shares
if 1,500,000 shares are sold………….	6,220,591 shares
if all shares offered hereby are sold ..	7,720,591 shares
Use of proceeds………………………………	We plan to use the first $420,000 of net proceeds to repay outstanding debt, and any balance for hiring additional sales representatives, new product launches, retail slotting, brand advertising, and placing coolers and vending machines, with the amount of proceeds depending on the number of shares sold. If at least 1,500,000 shares are sold, we also intend to use a portion of the proceeds to construct an east coast production facility and for working capital.

Summary Financial Information

	Nine Months Ended September 30,		Years Ended December 31,	
	2002	2001	2001	2000
	(unaudited)	(unaudited)		
Statements of Income Data:				
Sales	$3,362,834	$3,256,000	$6,188,221	$5,728,153
Gross profit	830,967	594,338	1,277,013	1,164,673
Selling, general and administrative expenses	735,947	767,266	1,595,518	1,614,830
Income (loss) from operations	95,020	(172,928)	(318,505)	(450,157)
Loss before income taxes and cumulative effect of change in accounting principles	(31,772)	(231,066)	(521,456)	(483,813)
Provision for income taxes (benefit)	800	4,800	(13,200)	(40,310)
Loss before cumulative effect of change in accounting principles	(32,572)	(235,866)	(508,256)	(443,503)
Cumulative effect of change in accounting principles	(11,973)	--	--	--
Net loss	(44,545)	(235,866)	(508,256)	(443,503)
Loss per share	(0.01)	(0.05)	(0.11)	(0.11)
Weighted average shares used to compute loss per share	4,720,591	4,696,075	4,702,208	4,010,904

	June 30, 2002	December 31, 2001
	(unaudited)	
Balance Sheet Data:		
Total assets	$4,601,115	$ 4,212,927
Current liabilities	1,679,304	1,221,265
Long-term liabilities, less current portion	1,381,667	1,406,973
Stockholders' equity	1,540,144	1,584,689

RISK FACTORS

An investment in our common stock is very risky. You should carefully consider the risk factors described below, together with all other information in this prospectus, before making an investment decision. The trading price of our common stock could decline due to any of these risks, and you could lose all or part of your investment. You also should refer to the other information set forth in this prospectus, including our financial statements and the related notes thereto.

<u>If we are not able to retain our President and CEO, it will be more difficult for us to manage our operations and our operating performance would suffer.</u>

Our business is dependent, to a large extent, upon the services of Christopher J. Reed, our founder, President, CEO and Chairman of the Board. Mr. Reed is in charge of all of our day-to-day operations. In the event of the loss or unavailability of Mr. Reed to us, there can be no assurance that we would be able to timely locate or employ qualified personnel to replace him. We do not have a written employment agreement with Mr. Reed. As a result, there is no assurance that Mr. Reed will remain in our employ.

<u>Despite our dependence on Mr. Reed, we do not maintain key man life insurance on him.</u>

In the event of Mr. Reed's death, for at least a short period our revenues and any profits could decrease substantially without life insurance benefits to offset at least a portion of such decrease.

<u>The beverage business is highly competitive.</u>

We compete primarily with other natural soda companies including SoBe, Snapple, Mystic, Arizona, Hansen's, and Knudsen & Sons. Several of our competitors and potential competitors have financial resources superior to ours. These greater resources permit our competitors to implement extensive advertising and promotional programs, which we have not been, and may not be, able to match. As these competitors enter the field, our market share may fail to increase or may decrease despite our efforts to continue to produce superior products through the use of higher quality ingredients and a brewing process that we believe remains a trade secret. *See* "Business – Competition"

Competitors in the soft drink industry include bottlers and distributors of nationally advertised and marketed products as well as chain store and private label soft drinks. The principal methods of competition include: brand recognition, price and price promotion, retail space management, service to the retail trade, new product introductions, packaging changes, distribution methods and advertising.

<u>If our competitors misappropriate our un-patented proprietary know-how, trade dress and trade secrets, we will have greater difficulty in competing with them for business.</u>

We rely primarily on proprietary know-how (trade secrets) in the production of our beverages, as well as on confidentiality agreements with the companies that produce our beverages and with our employees. If our competitors develop substantially equivalent proprietary information or otherwise obtain access to our know-how, we will have greater difficulty in competing with them for business, and our market share could shrink.

We regard the protection of our trademarks, trade dress and trade secrets as critical to our future success. We have registered our trademarks in the United States. We also rely on a combination of laws and contractual restrictions, such as confidentiality agreements, to establish and protect our proprietary rights, trade dress and trade secrets. However, laws and contractual restrictions may not be sufficient to prevent misappropriation of our proprietary rights, trade dress or trade secrets. See "Business – Proprietary Rights."

Any decrease in the supply of ginger or other key ingredients or increase in the prices of such ingredients could significantly increase our costs and reduce profits.

We depend upon an uninterrupted supply of ginger and certain other ingredients. See "Business - Raw Materials." Any decrease in the supply of these ingredients or increase in the prices of these ingredients as a result of any adverse weather conditions, pests or fungal disease could substantially increase our costs and consequently reduce profits.

An increase in the costs of packaging for our products could decrease profits.

We spend significant amounts on packaging for our products because we consider packaging to be an important component in the sale of our products. If the costs of our packaging increases significantly, the total cost of our products would increase significantly and our profits would decrease.

The loss of either of our two largest customers would substantially reduce our revenues.

During the year 2001, Trader Joes and Mountain Peoples accounted for approximately 12% and 10%, respectively, of our sales. The loss of either customer would substantially reduce our revenues.

We determined the offering price for the shares being offered arbitrarily. The market price for the common stock after the offering may vary from the offering price.

Prior to this offering, there was no public market for our common stock. We arbitrarily determined the offering price for the shares being offered. The price bears no direct relationship to our assets, earnings, book value or other such criteria of value. For this reason, the market price after the offering may vary from the initial offering price. As a result, shareholders may not be able to re-sell their stock or may have to sell at prices substantially lower than the price they paid for it.

Since there is no minimum number of shares which must be subscribed for before we can use the proceeds from sales, our expansion plans could be affected by the number of shares actually sold.

The speed with which we implement our expansion plans will depend on the amount of funds available for expansion. Such funds may be provided by the sale of common stock pursuant to this offering, our existing line of credit, revenues from sales, future loans, or otherwise. If we only sell a limited number of the shares pursuant to this offering, our ability to implement the expansion plans described under "Use of Proceeds" could be delayed, depending on the amount of other funds available to us for such purposes.

You will experience immediate and substantial dilution.

The initial public offering price is expected to be substantially higher than the net tangible book value of each outstanding share of common stock. Purchasers of common stock in this offering will suffer immediate and substantial dilution. The dilution will be $3.86 per share, or 64%, in the net tangible book value of the common stock from the public offering price if all shares offered hereby are sold. Such dilution will be $4.63 per share (77%) if only 1,500,000 shares are sold, and $5.58 per share (93%) if only 300,000 shares are sold. If the outstanding options and warrants to purchase shares of common stock were exercised (which have an exercise price ranging from $0.02 to $6.00 per share), there would be further dilution. See "Dilution."

If we continue to incur operating losses, we eventually may have insufficient working capital to maintain operations.

During the year 2001, we had a loss from operations of $318,505. If we are not able to begin to earn an operating profit at some point in the future, we eventually may have insufficient working capital to maintain operations.

Our need for additional financing is uncertain, as is our ability to obtain further financing, if required.

We currently anticipate that our available cash resources combined with the net proceeds from this offering will be sufficient to meet our anticipated working capital and capital expenditure requirements for at least 24 months after the date of this prospectus. We may need to raise additional funds to respond to business contingencies, which may include the need to:

- o fund more rapid expansion;
- o fund additional marketing expenditures;
- o enhance our operating infrastructure;
- o respond to competitive pressures; or
- o acquire complementary businesses.

We cannot assure you that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our operations, take advantage of opportunities, develop products or services or otherwise respond to competitive pressures could be significantly limited.

<u>Future financings could adversely affect your ownership interest and rights in comparison with those of other shareholders.</u>

If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our shareholders will be reduced, and these newly-issued securities may have rights, preferences or privileges senior to those of existing shareholders, including, those acquiring shares in this offering.

<u>We may incur substantial losses as a result of product recall and product liability.</u>

We may be liable if the consumption of any of our products causes injury, illness or death. We also may be required to recall some of our products if they become contaminated or are damaged or mislabeled. A significant product liability judgment against the Company or a widespread product recall, to the extent either such event was in excess of the limits of our product liability insurance, could substantially impair our business, financial condition and results of operations.

<u>We need to manage our growth and maintain procedures and controls.</u>

We are in a period of significant growth in our operations and market opportunities. This expansion is expected to place a significant strain on our management, operational and financial resources. We expect to increase our employee base. Such growth may require improvements in our operational, accounting and information systems, procedures and controls.

<u>Our management has broad discretion in the application of the net proceeds from this offering.</u>

Our management presently intends to utilize a substantial portion of the net proceeds of this offering for the specific purposes set forth in "Use of Proceeds." However, we have broad discretion with respect to redirecting the application and allocation of the net-proceeds of this offering in light of changes in circumstances and the availability of certain business opportunities. As a result, any return on investment to investors will be substantially dependent upon the discretion and judgment of our management with respect to the application and allocation of the net proceeds of the offering. See "Use of Proceeds."

<u>Our board of directors has the power to issue additional shares of common stock.</u>

Our board of directors has the power to issue any or all of such additional common shares for general corporate purposes without shareholder approval. Potential investors should be aware that any such stock issuances might result in a reduction of the book value of the common shares. If we issue any additional common shares, such issuance will reduce the proportionate ownership and voting power of each other shareholder.

We do not intend to declare any cash dividends in the foreseeable future.

For the foreseeable future we expect that any earnings, which may be generated from our operations, will be used to finance our growth and that we will not pay any cash dividends to shareholders. See "Dividend Policy."

The loss of any of our third-party suppliers or service providers could impair our operations and financial results.

We rely on third parties to produce our beverages, to produce our glass bottles and to bottle our beverages. The loss of our third-party suppliers or service providers could impair our operations and substantially reduce our financial results.

The loss of our third party distributors could interfere with our operations and significantly reduce our financial results while we try to replace the distributors.

We depend on distributors to distribute our beverages and other products. Most of our distributors are not bound by written agreements with us and may discontinue their relationship with us on short notice. The loss of our third party beverage distributors could interfere with our operations and consequently reduce our sales and financial results.

Because it may be impossible to effect a change in control of Reed's without the consent of Christopher J. Reed, management is entrenched even though shareholders may believe other management may be better and a potential suitor who otherwise might be willing to pay a premium to Reed's may decide not to attempt an acquisition.

Christopher J. Reed, our President, CEO and Chairperson of the Board, currently owns approximately 68% our outstanding voting stock. If all shares offered hereby are sold, Mr. Reed will hold approximately 42% of our outstanding voting stock. If only 1,500,000 shares offered hereby (50%) are sold, Mr. Reed will own 51.6% of the outstanding voting stock, while if only 300,000 shares (10%) are sold, he will own 64% of the outstanding voting stock. Consequently, Mr. Reed may be able to control the outcome on all matters requiring shareholder approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets, and the ability to control our management and affairs. See "Principal Shareholders." Furthermore, an event of default will occur under our loan agreement with ALCO Financial Services LLC, among other things, if Mr. Reed owns less than 50% of our outstanding common stock, or fails to devote 100% of his efforts towards our business, or no longer holds his current positions with us. See "Business – Loan Agreement." These default provisions could hinder any attempted change of control.

There is no public trading market for our securities and if a market develops for our securities, it will most likely be limited, sporadic and, highly volatile

As a result, if you purchase shares of our common stock and later decide to sell the shares, you may have difficulty selling the shares, and the price at which you can sell the shares (if at all) could be less than you might otherwise obtain if a broad public market for the common stock existed.

<u>A substantial number of our shares will be available for sale in the public market after the offering and sales of those shares could adversely affect our stock price.</u>

Sales of a substantial number of shares of common stock into the public market after this offering, or the perception that such sales could occur, could substantially reduce our stock price in any public market and could impair our ability to obtain capital through an offering of equity securities. After the offering we will have 7,720,591 shares of common stock outstanding if all shares offered hereby are sold, 6,220,591 shares outstanding if half (1,500,000) of the shares offered hereby are sold, and 5,020,591 shares outstanding if ten percent (300,000) of the shares offered hereby are sold. All of the shares of common stock to be sold in this offering will be freely tradable without restriction or further registration under the federal securities laws.

Of the shares currently outstanding, 4,275,889 shares are "restricted securities" under the Securities Act. Some of these "restricted securities" will be subject to restrictions on the timing, manner and volume of sales of such shares, as described under "Shares Available For Future Resale."

<u>Our selling agent was formed recently and is inexperienced.</u>

Because Blue Bay Capital, Ltd. was organized on October 24, 2001 and is inexperienced, it may not be as able to assist us in selling the shares as a more experienced broker-dealer.

<u>Our common stock may become subject to penny stock regulation that may affect the liquidity for our common stock.</u>

Shares of our common stock may become subject to the rules adopted by the Securities and Exchange Commission that regulate broker-dealer practices in connection with transactions in "penny stocks." Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission, which contains the following:

a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;

a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to violation to such duties or other requirements of Securities' laws;

a brief, clear, narrative description of a dealer market, including "bid" and "ask" prices for penny stocks and significance of the spread between the "bid" and "ask" price;

a toll-free telephone number for inquiries on disciplinary actions; definitions of significant terms in the disclosure document or in the conduct of trading in penny stocks; and

such other information and is in such form (including language, type, size and format), as the Commission shall require by rule or regulation.

Prior to effecting any transaction in penny stock, the broker-dealer also must provide the customer the following:

the bid and offer quotations for the penny stock;

the compensation of the broker-dealer and its salesperson in the transaction;

the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and

to the depth and liquidity of the market for such stock; and

monthly account statements showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitably statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for a stock such as our common stock that is subject to the penny stock rules.

FORWARD LOOKING STATEMENTS

Some of the statements under the "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievement expressed or implied by such forward-looking statements. Such factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus.

In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plan," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of such terms or other comparable terminology.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus.

USE OF PROCEEDS

Our net proceeds from this offering, after deducting the 7.5% sales commission and offering expenses estimated to range from approximately $195,000 to $595,000, will be from $0 to $16,055,000 depending upon the number of shares sold. The offering is being made on a best efforts basis, and we do not know how many shares will be sold in the offering.

The primary purposes of this offering are to obtain additional capital, create a public market for the common stock, and facilitate future access to public markets. In general, we intend to use the net proceeds from this offering to retire indebtedness; hire additional sales representatives; purchase and place coolers, vending machines and other marketing tools; and to continue launching new products. We intend to use a small portion of the net proceeds to provide for increased office staff and infrastructure.

We presently expect to use the estimated net proceeds from the offering substantially as set forth in the table below if the number of shares indicated are sold pursuant to the offering. However, this is a best efforts offering and there is no assurance that all or any shares will be sold.

Proposed Use	Estimated Amount If 300,000 Shares Are Sold (% of Total)		Estimated Amount If 1,500,000 Shares Are Sold (% of Total)		Estimated Amount If 3,000,000 Shares Are Sold (% of Total)	
Debt retirement	$ 420,000	(29.3%)	$ 420,000	(5.4%)	$ 420,000	(2.7%)
Additional sales representatives	250,000	(17.4%)	1,100,000	(14.1%)	1,800,000	(11.4%)
New product launches	200,000	(14.0%)	600,000	(7.7%)	1,000,000	(6.3%)
Retail slotting	220,000	(15.4%)	1,700,000	(21.7%)	4,500,000	(28.5%)
Brand advertising	150,000	(10.5%)	1,000,000	(12.8%)	1,500,000	(9.5%)
Cooler/vending program	50,000	(3.5%)	2,000,000	(25.6%)	5,200,000	(32.9%)
Eastern production facility	0	(0%)	745,000	(9.5%)	745,000	(4.7%)
Working capital	141,000	(9.9%)	250,000	(3.2%)	635,000	(4.0%)
Total Estimated Net Proceeds	$ 1,431,000	(100.0%)	$ 7,815,000	(100.0%)	$15,800,000	(100.0%)

We cannot assure you that the above dollar amounts will be specifically allocated as set forth in the foregoing table. As a result, our management will have discretion in the application of the proceeds. Allocation of net proceeds is further subject to future events including general economic conditions, changes in our strategy and response to competitive pressures and consumer preferences associated with the products will sell. Pending ultimate application, the net proceeds will be invested in interest-bearing securities guaranteed by the U.S. government or its agencies.

Depending on the number of shares sold pursuant to this offering, we intend to repay some or all of the $370,000 in loans from unrelated third parties and the $50,000 loan from a related party that we are using to fund this offering and the building of our first production facility.

We currently have two sales representatives working alongside our mainstream distributors. As a result of these tests, we are anticipating expanding the number of direct hired sales representatives to work along side our mainstream distributors. Each sales representatives is expected to cost the Company approximately $50,000 per year in salary and expenses.

New product launches cost from $25,000 to $100,000. We currently intend to launch up to twenty or more new products during the next twelve months. Strategic expansions of the Virgil's line and the China Cola line are planned. At least two more Ginger Brews are in the works. Four ice creams, four cookies, ginger chews and three more ginger candies round out the work in progress and ahead.

Retail supermarkets require slotting fees to place products on the shelf. Based on our successes to date in supermarkets, we are planning to expand our presence in supermarkets. The cost for a new placement is normally between one case of free goods per store per new item placed to $100 per store per new item placed. We are planning to place 3 new items in up to 30,000 new accounts.

We are planning to use strategic consumer and trade targeted advertising to build brand awareness. The advertising will be employed to support existing and new product placements. The advertising planned will include print ads in both magazine and newspapers, public relations and consumer event sponsorships where our products can be sampled.

Marketing plans include placement of up to 2,000 Reed's branded refrigerated coolers and a similar placement of Reed's branded vending machines throughout the United States and Canada. We consider coolers and vending machines to be very efficient and proven marketing models.

We believe that our operations become more efficient with each brewing and bottling facility we open. We plan in the next few years to open and outfit at least three regional facilities in the United States and Canada. Each additional facility costs about $745,000 to bring online, including location, equipment and personnel. Each facility creates greater efficiency in production and distribution, direct savings in shipping costs and greater exposure for our brands. Most importantly, ownership of production protects proprietary formulas, recipes, and procedures while maintaining consistent, high quality control.

In the event that only a limited number of shares are sold, we will reduce or eliminate the proposed uses as described in the table above. The speed with which we expand our marketing and advertising of our products, and the number of products we offer to the public, will depend in substantial part on the number of shares of common stock sold pursuant to this offering. If only a limited number of shares are sold, our expansion plans will take substantially longer to implement. This, in turn, could reduce our potential profitability.

In June 2002, we entered into a revolving loan and security agreement pursuant to which we are able to borrow up to $500,000. See "Business – Loan Agreement." We intend to use all or a portion of any funds borrowed pursuant to this agreement, in addition to the proceeds from the sale of the shares offered hereby, for the uses described above.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expansion of our business.

CAPITALIZATION

The following table sets forth our capitalization at September 30, 2002.

Current liabilities:

Bank overdraft	$ 26,757
Current portion of long-term debt	169,017
Line of credit	35,947
Other liabilities	1,447,583
Total current liabilities	1,679,304

Long-term liabilities

Long-term debt	1,116,123
Notes payable to related parties	265,544
Total long-term liabilities	1,381,667

Stockholders' equity:
Common stock – par value $.0001 per share:
   Authorized – 50,000,000 shares

Issued and outstanding – 4,720,591 shares	472
Additional paid-in capital	2,414,824
Retained (deficit)	(875,152)
Total stockholders' equity	1,540,144
Total capitalization	$4,601,115

DILUTION

Our net tangible book value at September 30, 2002 was $686,709, or $0.15 per share. Our net tangible book value per share is determined by subtracting the total amount of our liabilities from the total amount of our tangible assets and dividing the remainder by the weighted average number of shares of our common stock outstanding.

The as adjusted net tangible book value per share after this offering will be $2.14 if all shares offered hereby are sold. Therefore, purchasers of shares of common stock in this offering will realize an immediate dilution of at least $3.86 per share or about 64% of their investment. If fewer than all shares offered hereby are sold, the dilution will be greater. The following table illustrates this dilution, assuming all shares offered hereby are sold:

Offering price per share of common stock		$6.00
Net tangible book value per common share at September 30, 2002	$0.15	
Increase per common share attributable to new investors	$1.99	
Net tangible book value per share of common stock after the offering		$2.14
Dilution per share of common stock to new investors		$3.86

If only 1,500,000 shares of common stock are sold pursuant to this offering, the as adjusted book value per share after the offering will be $1.37, and purchasers in this offering will realize an immediate dilution of $4.63 per share (approximately 77% of their investment). If only 300,000 shares of common stock are sold pursuant to this offering, the as adjusted book value per share after the offering will be $0.42, and purchasers in this offering will realize an immediate dilution of $5.58 per share (approximately 93% of their investment).

Additional dilution will result to the extent that outstanding options, warrants, and convertible debt to purchase our common stock are exercised. As of September 30, 2002, we had outstanding options and warrants to purchase an aggregate of 551,376 shares of common stock at a weighted average exercise price of $1.39 per share. As of September 30, 2002, we had outstanding convertible debt to purchase an aggregate of 90,770 shares of common stock at a weighted average exercise price of $2.06 per share.

During the five years prior to the date of the prospectus, the Company has sold shares of common stock for prices ranging from $1.00 to $4.00 per share. None of such persons were executive officers, directors, affiliates or promoters of the Company at the time of purchase.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a premium, natural beverage company with a small but growing line of non-beverage food items such as ice cream and candy. Currently, our products are being produced by third party co-packers that we supply with our products raw materials and packaging. We are in the process of constructing a production plant on the west coast where we have bought a warehouse and are retrofitting it for beverage manufacturing. We expect to realize production, freight and warehouse savings in excess to the related increase in depreciation and amortization. We expect to become a co-pack facility for other beverage companies potentially increasing revenues.

In recent years the premium beverage business has experienced the following trends:

• Growing consumer demand for all-natural, health oriented products;

• Proliferation of new products including premium beverages, bottled water and beverages enhanced with herbal additives or vitamins; and

• Consolidation/acquisition of beverage companies;

In June 2002, the Company executed an agreement which provides a line of credit of up to $500,000. See "Business – Loan Agreement."

Twelve Months Ended December 31, 2001 Compared To Twelve Months Ended December 31, 2000

Net Sales. Net sales increased by $460,068 or 8.0% from $5,728,153 in 2000 to $6,188,221 in 2001. The net sales increase was primarily a result of sales growth of existing products in existing accounts (3.8%), and the new ginger ice cream line (4.2%).

Gross Profit. As a percentage of net sales, gross profit increased from 20.3% in 2000 to 20.6% in 2001. This increase was primarily the result of decreased trade discounts.

Selling Expenses. Selling expenses decreased by $23,524 or 3.5% from $681,513 in 2000 to $657,989 in 2001 and decreased as a percentage of net sales from 11.9% in 2000 to 10.6% in 2001. The decrease in selling expenses was primarily due to a reduction in promotion expenses (1.9%) and trade show expenses (1.6%).

General And Administrative Expenses. General and administrative expenses increased by $4,212 or 0.5% from $933,317 in 2000 to $937,529 in 2001 and decreased as a percentage of net sales from 16.3% in 2000 to 15.2% in 2001. Accounting expenses increased 82% from 2000 to 2001 due to this SB-2 filing. Amortization and Depreciation increased 82% from 2000 to 2001 due to software, equipment purchases and goodwill. Most other expenses decreased as cost cutting measures have been implemented.

Interest and Other Expenses. In fiscal 2001, interest expense was $204,457 and interest income was $2,894, resulting in a net interest expense of $201,563. In the previous fiscal year, interest expense was $62,299 and interest income was $13,051, for a net interest expense of $49,248. The Company had lower interest income due to the reduced cash in money market accounts. Interest expenses were higher due to the mortgage for the new production facility, a $74,340 non-cash expense associated with stock warrants for the $420,000 loan in 2001, a $16,516 non-cash imputed interest expense associated for the Virgil's purchase loan which was interest free, actual interest on the $420,000 loan in 2001 and discount on notes payable.

In 2001, we had other non-operating expenses of $1,388 was due to exchange rate losses from overseas purchases. In 2000, we had non-operating income of $15,592 due to a one time forgiveness of debt.

Liquidity And Capital Resources. We have financed our operations to date through a public offering of common stock, private sales of equity and convertible debt securities, a line of credit from a financial institution and a private debt offering. At December 31, 2001, we had working capital of $836,199, an increase of $46,440 over our working capital balance of $789,759 at December 31, 2000. The net increase in working capital was primarily attributable to our sales of corporate interest bearing notes. The Company is reviewing an agreement from a new lender for a $500,000 line of credit and expects to sign shortly.

Net cash provided by operating activities for the year ending December 31, 2001 was $149,978, primarily a result of the increase in accounts payable, and collections on receivables.

Net cash used in investing activities of $211,514 primarily related to the purchase of property and equipment.

Net cash provided by financing activities of $289,358 resulted primarily from the private placement in 2001 of corporate interest bearing notes. A building improvement loan of $168,000 is still available from the SBA and is expected to be used in 2002.

Twelve Months Ended December 31, 2000 Compared To Twelve Months Ended December 31, 1999

Net Sales. Net sales increased by $714,116 or 14.2% from $5,014,037 in 1999 to $5,728,153 in 2000. The net sales increase was primarily a result of the acquisition of Virgil's Root Beer (7.8%), sales growth of existing products in existing accounts (4.1%), and new products (2.3%).

Cost of Goods Sold. Cost of goods sold increased by $798,714 or 21.2% from $3,764,766 in 1999 to $4,563,480 in 2000 and increased as a percentage of net sales from 75.1% in 1999 to 79.7% in 2000. This 4.6% increase in cost of goods sold was primarily the result of increased trade discounts (2.1%) reducing net sales and increased freight costs (2.5%). Freight costs increased due to fuel prices increasing and trade promotions and discounts increased due to new product launches.

Selling Expenses. Selling expenses increased by $314,448 or 85.7% from $367,065 in 1999 to $681,513 in 2000 and increased as a percentage of net sales from 7.3% in 1999 to 11.9% in 2000. The increase in selling expenses was primarily due to increased use of brokers (21.4%), additional direct hire sales representatives (23.2%), increased trade show expenses and promotion expenses (27.4%). These costs were incurred in an effort to expand our sales both beyond our traditional markets and geographically.

General And Administrative Expenses. General and administrative expenses increased by $241,330 or 34.9% from $691,987 in 1999 to $933,317 in 2000 and increased as a percentage of net sales from 13.8% in

1999 to 16.3% in 2000. The increase in general and administrative expenses is primarily a result of an increase in amortization (3.6%), payroll (9.0%), travel (8.3%), telephone (1.7%) and storage and moving. These expenses increased due to increased staff to support our expanded marketing efforts.

Interest and Other Expenses. In fiscal 2000, interest expense was $62,299 and interest income was $13,051, resulting in a net interest expense of $49,248. In the previous fiscal year, interest expense was $44,840 and interest income was $104, for a net interest expense of $44,736. The Company had higher interest income due to the equity investments of the SCOR offering. Interest expenses were higher due to the purchase of Virgil's Root Beer.

In 1999, we had other non-operating expenses of $142,175 less non-operating income of $5,000. In 2000, we had non-operating income of $15,592 and no non-operating expenses. The non-operating expenses in 1999 were related to the Company's first SCOR public offering. The non-operating income from 1999 was for a settlement income from a lawsuit and the $15,592 of non-operating income in 2000 was for a onetime forgiveness of debt.

Liquidity And Capital Resources. We have financed our operations to date through a public offering of common stock, private sales of equity and convertible debt securities, a line of credit from a financial institution and cash generated from operations. At December 31, 2000, we had working capital of $789,759, an increase of $483,243 over our working capital balance of $306,516 at December 31, 1999. The net increase in working capital was primarily attributable to our use of the proceeds from the common stock sales to invest in inventory and pay down certain current liabilities.

Net cash used by operating activities for the year ended December 31, 2000 was $688,076, primarily a result of the net loss and an increase in inventories.

Net cash used in investing activities of $423,730 primarily related to the purchase of property and equipment.

Net cash provided by financing activities of $1,108,973 resulted primarily from the sale of the Company's common stock.

Nine Months Ended September 30, 2002 Compared To Nine Months Ended September 30, 2001

Net Sales. Net sales increased by $336,624 or 7.2% from $4,647,875 in the first nine months of 2001 to $4,984,499 in the first nine months of 2002. The net sales increase was primarily a result of sales growth of existing products (4.0%) and the introduction of new products (3.2%).

Gross Profit. As a percentage of net sales, gross profit increased from 18.9% in the first nine months of 2001 to 25.5% in the first nine months of 2002. This increase was primarily the result of decreased trade discounts thereby increasing the net sales per case (3.6%) and by the negotiating of better pricing from suppliers for most of the raw materials and packaging used in the finished goods sold (3.0%).

Selling Expenses. Selling expenses decreased by $71,636 or 14.5% from $493,042 in the first nine months of 2001 to $421,406 in the first nine months of 2002, and decreased as a percentage of net sales from 10.6% in the first nine months of 2001 to 8.4% in the first nine months of 2002. The decrease in selling expenses was primarily due to reduction in the sales force (7.1%), which reduced travel expenses (3.5%). Also, promotional expenses decreased (3.9%). The company reduced staff and promotional expenses in certain markets until new funding was available.

General And Administrative Expenses. General and administrative expenses decreased by $61,250 or 8.5% from $716,745 in the first nine months of 2001 to $655,495 in the first nine months of 2002, and decreased as a percentage of net sales from 15.4% in the first nine months of 2001 to 13.1% in the first nine months of 2002. The decrease is attributed mostly to a reduction in payroll expenses.

Interest And Other Expenses. In the first nine months of 2001, interest expense was $136,663 and interest income was $2,189, resulting in a net interest expense of $134,474. In the first nine months of 2002, interest expense was $214,357 and interest income was $1,133 for a net interest expense of $213,224. The Company had higher interest expenses due to the interest on the $420,000 loan in 2001 and a non-cash interest expense generated by the options granted for this loan of $104,425.

Liquidity And Capital Resources. At September 30, 2002, we had working capital of $594,354, an increase of $12,210 over our working capital balance of $582,144 at September 30, 2001. The net increase in working capital was attributable to borrowings from a line of credit. The SBA building improvement loan is still active and is approximately 85% utilized. This funding is covering the cash needs to improve the warehouse used for the Company's new west coast production facility.

Net cash used in operating activities for the nine months ended September 30, 2002 was $26,660 consisting primarily of the Company build up of inventory.

Net cash used in investing activities of $280,006 primarily related to the purchase of property and equipment and acquisition of intangible assets.

Net cash provided by financing activities of $99,566 resulted primarily from borrowings from a line of credit.

Our trade accounts receivable, net were $439,878 at September 30, 2002, an increase of $61,500 (16.3%) over our accounts receivable of $378,378 at December 31, 2001. We believe that the increase in accounts receivable was due primarily to the increase in sales and not to any change in our credit policy.

BUSINESS

Background

We are a growing specialty developer, marketer and seller of gourmet natural non-alcoholic beverages, as well as candy, ice cream and cookies. We currently offer 19 beverages, including six varieties of Reed's Ginger Brews, Virgil's Root Beer, two varieties of China Cola, six varieties of Malibu Teaz, and four varieties of a new line of ginger brews called the Reed's Ginger Juice Brews. However, we consider our core business to be ginger products rather than strictly beverages. Our recent products include Reed's Crystallized Ginger Candy, Reed's Crystallized Ginger Baking Bits, Reed's Ginger Candy Chews, Reed's Original Ginger Ice Cream, Reed's Chocolate Ginger Ice Cream, and Reed's Green Tea Ginger Ice Cream. We expect to be launching our Reed's Ginger Cookie line during 2003.

We sell our products primarily in upscale gourmet and natural food stores in the United States and Canada. Most of our beverages are sold in the natural food industry.

Our business strategy is to increase sales by expanding distribution of our internally developed brands in new and existing markets, stimulating consumer trial of our products and increasing consumer awareness of, and brand loyalty to, our unique brands and products. Key elements of our business strategy include:

Creating strong distributor relationships,
Stimulating strong consumer demand for our existing brands and products, and
Developing unique alternative beverage brands and other products.

At this time, we use contract packers to prepare, bottle and package our internally developed products, continually reviewing our contract packing needs in light of regulatory compliance and logistical requirements. Currently, our primary contract packer is located in Pennsylvania. Substantially all of the raw materials used in the preparation, bottling and packaging of our products are purchased by us or by our contract packers in accordance with our specifications. We have begun outfitting our own brewery and bottling plant.

Our expansion plans will be contingent to a great extent by the success of this offering. If all or most of the shares being offered hereby are sold, we will be able to substantially increase our marketing, advertising and distribution, as well as the products we offer. If only a limited number of shares are sold, we will need to expand at a much slower rate.

During the year 2001, Trader Joes and Mt. Peoples accounted for approximately 12% and 10%, respectively, of our sales. The loss of either customer would substantially reduce our revenues.

Historical Development

We began operations in June of 1987 as a sole proprietorship founded by Christopher J. Reed. The first two years were dedicated to developing and organizing production of our first product, the award-winning Reed's Original Ginger Brew.

In June 1989, production started with a test batch of 50 cases. A local sales effort in the Los Angeles area was immediately successful. The initial test market included ten health and specialty food stores and several restaurants. Through these outlets the product met and passed the critical test for commercial success, as consumers enthusiastically came back for repeat purchases.

Reed's presented what we believe was a new category of beverages: a premium gourmet soda manufactured by ancient methods without additives or preservatives. We sought an original image as well. We believe we were the first to place soda in a longneck beer bottle. We also believe that our brewing method has not, to date, been successfully reproduced by others. We also strive to provide a utilize an eye-catching packaging concept that will stand out on the market shelf.

In 1991, we moved our production to a large regional contract brewing and bottling facility and we began exhibiting at the national natural and specialty food shows. This resulted in more distributors climbing on board to sell the Company's products. These included east coast and Midwestern American natural food distributors, several specialty food distributors and the Company's first mainstream supermarket distributor. Sales reached $0.51 million. In the following years, we continued to expand our distribution and added additional flavors of our ginger beverages.

In 1997, we began selling Reed's Crystallized Ginger Candy. The candy, manufactured in Fiji under a proprietary, natural, non-sulfured process, represented our first venture outside the beverage industry.

In 1998, we launched what we believe was the nation's first organic agave sweetener, Sweet Cactus Farms Organic Agave Nectar, under license from Malibu Teaz. During that year, we also hired our first outside sales representative.

In 1999, we purchased the Virgil's Root Beer brand from Crowley Beverage Company in an asset purchase agreement for $371,000 cash and a promissory note for $500,000 and payable in five annual installments of $100,000. In our opinion, Virgil's Root Beer generally is recognized throughout the natural foods and specialty foods industries as one of the crown jewels of root beers. The brand has won numerous awards in the United States, Canada and Europe for excellence, quality and taste. Because the Virgil's brand is partially produced under our auspices in Europe, this purchase also secures duty free entree to the European Union for our entire line of products.

The year 2000 was a watershed year for us as revenues reached about $5.7 million. In a limited public offering under SCOR regulations, we sold nearly 450,000 common shares at $2.00 between approximately April 1999 and April 2000, raising approximately $900,000 for expansion of our product lines and acquisition of production facilities both of which have been accomplished according to plan.

In April of 2000, we undertook the first test marketing of Reed's Original Ginger Ice Cream. We considered the initial reactions within the industry and at the Las Vegas Natural Foods Show to be phenomenal. By the end of the Year, two more varieties, Reed's Chocolate Ginger Ice Cream and Reed's Green Tea Ginger Ice Cream, were in development and on their way to launch.

In June 2000, we launched Reed's Cherry Ginger Brew. At the same time, we introduced a beautiful designer gift tin of the Reed's Crystallized Ginger Candy.

In December 2000, we acquired our licensee, China Cola, for 130,000 shares of our common stock and royalty payments of $0.75/case sold over the two year period commencing July 1, 2000. Also in December, we purchased an 18,000 square foot warehouse property in a Los Angeles County enterprise zone. This means the county participates in wages, training and benefits for all new employees. The enterprise zone also qualifies us for low interest loans and a variety of beneficial tax breaks. This property now houses our executive offices and serves as our Southern California warehouse facility. We have begun plans to construct our own brewery and bottling plant on the property.

In the spring of 2001, we began the national launch of Reed's Chocolate Ginger Ice Cream and Reed's Green Tea Ginger Ice Cream to join Reed's Original Ginger Ice Cream in the retail freezer. Less than a month after launch, we received orders for more than 4,700 cases of our ice cream.

In June 2001, we expanded our candy line with two new products: Reed's Crystallized Ginger Baking Bits and Reed's Ginger Candy Chews. The package for Reed's Ginger Candy Chews resembles an old style, 1930's cigarette pack and in our opinion has found immediate cachet and enthusiastic acceptance with distributors and retailers alike.

In the beginning of May 2002, we launched our Reed's Ginger Juice Brews lines, with four flavors of juice blends. These products are made from organic ginger and are organically sweetened.

We were incorporated in 1991 in Florida as Original Beverage Corporation. In October 2001, we changed our state of incorporation to Delaware and changed our name to Reed's, Inc.

Industry Overview

Our beverages are classified as "new age" or "alternative" beverages, a category that includes natural soda, fruit juices and fruit drinks, ready-to-drink teas, sports drinks, and water. From 1992 to 1999, the alternative beverage market has experienced significant growth, with volumes more than doubling to 1.4 billion cases. The alternative beverage category is the fastest growing segment of the beverage marketplace, with sales estimated to have reached approximately $9.7 billion at wholesale in 2000 with a growth rate of approximately 11% over the prior year. (Source: Beverage Marketing Corporation) The Alternative Beverage category is a small portion of the non-alcoholic beverage market, which has sales in excess of $80 billion.

The candy industry in the United States exceeds $23 billion in sales annually, of which approximately 40% is non-chocolate candy. In pounds, Americans consume over 25 pounds of candy per person per year. (Source: National Confectioners Association)

The ice cream industry in the United States generates more than $20 billion in annual sales. (Source: International Dairy Foods Association and the United States Dairy Association) The packaged ice cream industry includes economy, regular, premium, and super premium products.

Super-premium ice cream such as Reed's Ginger Ice Creams is generally characterized by a greater richness and density than other kinds of ice cream. This higher quality ice cream generally costs more than other kinds and is usually marketed by emphasizing quality, flavor selection, texture and brand image. Based on supermarket sales, super premium sales in were $600 million, or approximately 3% of all ice cream sales. (Source: AC Nielsen Scan Trak) The highest supermarket sales increases in 1999 were seen by the premium and super premium higher fat varieties. Gallon sales of super premium ice cream grew 14% in 1999 versus 1998. (Source: International Dairy Foods Association)

In 2000, Americans spent over $4.56 billion on cookies in all retail outlets combined, according to AC Nielsen.

Ginger

Ginger products, rather than beverages, are in fact our core business. We have found friends and advocates among alternative, holistic, naturopathic and homeopathic medical practitioners, dieticians and medical doctors. This is not surprising, as our beverages contain a high volume of ginger. A number of practitioners have contacted us of their own accord, telling us of their habit of recommending Reed's Extra Ginger Brew for their patients as a simple way to ingest a known level of ginger. Reed's Ginger Brews contain between 8 and 26 grams of fresh ginger in every 12-ounce bottle. Very simply said, Reed's drinkers are mega-dosing a spice that is considered by many persons to be quite beneficial.

Among the applications frequently cited in articles on ginger are:

- Recommended use for prevention and relief of motion sickness,
- A preferred alternative to aspirin in heart attack prevention,
- A safe and effective alternative to pharmaceutical anti-ulcer drugs,
- Anti-inflammatory treatment for arthritis,
- Treatment for a variety of digestive disorders, including both constipation and diarrhea,

• Natural therapy for menstrual discomfort, nausea, cold, parasites and more, and Daily tonic to increase general well being.

Our Products

We manufacture and sell 19 beverages and other products. All of our products are made using premium all natural ingredients. Most of our beverage sales are in the natural foods industry. As of the date of this prospectus, approximately 70% of our sales are through this natural food channel of distribution.

According to Spence Information Services (SPINS), which is the only sales information service catering to the natural food trade, Reed's Brews and Virgil's Root Beer hold the #1, 2, 3, 5, 7 and 9 positions among all beverages in the natural foods industry.

Our products include:

Reed's Ginger Brews

Ginger ale is the oldest known soft drink. Before modern soft drink technology existed, non-alcoholic beverages were brewed at home directly from herbs, roots, spices and fruits. These handcrafted brews were then aged like wine and highly prized for their taste and their tonic, health-giving properties. Reed's Brews are a revival of this home brewing art and are made the original way using the finest fresh herbs, roots, spices and fruits. Each batch is carefully brewed and aged with great pride by our expert brew masters under the supervision of our founder, Christopher J. Reed.

We believe that Reed's Ginger Brews are the only naturally brewed soft drink line in the United States. Reed's Brews derive their distinctive tastes from the brewing of fresh herbs, roots and spices from around the world. No refined sugars are used for sweetening. The products differ from commercial soft drinks in three particular characteristics: sweetening, carbonation and coloring. Reed's Ginger Brews present 20% less sweetness for greater adult appeal. Carbonation, rather than being injected, is produced naturally through slower, beer-oriented techniques, which produce smaller, longer lasting bubbles that do not dissipate as rapidly upon opening the bottle. No coloring is added; the color comes naturally from the herbs, fruits, spices, roots and juices. In addition, since Reed's Brews are pasteurized and fire brewed, they do not require or contain any preservatives. In contrast, modern commercial soft drinks generally are produced using natural and artificial flavor concentrates prepared by flavor laboratories, tap water and refined sweeteners. Typically, manufacturers make a centrally processed concentrate that will lend itself to a wide variety of situations, waters and filling systems. The end product is generally cold-filled and thus requires preservatives for stability. Finally, colors tend to be synthetically altered.

We currently manufacture and sell six varieties of Reed's Ginger Brews:



* Reed's Original Ginger Brew was our first creation, and is a Jamaican recipe for homemade ginger ale using 17 grams of fresh ginger root, lemon, lime, honey, fructose, pineapple, herbs and spices. Reed's Original Ginger Brew is 20% fruit juice.

* Reed's Extra Ginger Brew is the same approximate recipe, with 26 grams of fresh ginger root for a stronger bite. Reed's Extra Ginger Brew is 20% fruit juice.

* Reed's Premium Ginger Brew is the no-fructose version of Reed's Original Ginger Brew, and is sweetened only with honey and pineapple juice. Reed's Premium Ginger Brew is 20% fruit juice.

* Reed's Raspberry Ginger Brew is brewed from 17 grams of fresh ginger root, raspberry juice, and lime. It is 20% raspberry juice and is sweetened with fruit juice and fructose.



* <u>Reed's Spiced Apple Brew</u> uses 8 grams of fresh ginger root, the finest tart German apple juice, and such apple pie spices as cinnamon, cloves, and allspice. Spiced Apple Brew is 50% apple juice and sweetened with fruit juice and fructose.

* <u>Reed's Cherry Ginger Brew</u> is the newest addition to our Ginger Brew family, and is naturally brewed from: filtered water, fructose, fresh ginger root, cherry juice from concentrate, and spices. Reed's Cherry Ginger Brew is 23% cherry juice.

All six Reed's Ginger Brews are offered in 12-ounce bottles are sold in stores as singles, in four-packs and in 24-bottle cases. Reed's Original Ginger Brew is sold in select Costco stores in a special 12-pack.

Virgil's Root Beer

Virgil's Root Beer has a steady, growing cadre of fans and long-time aficionados who gladly pay as much as $5.00 for a single ceramic topped, pint bottle. Over the years Virgil's has won numerous awards, and is considered by many to be the best root beer made anywhere. Virgil's Root Beer has been voted "Outstanding Beverage" at the International Fancy Food and Confection Show three times and named by the Canadian Fancy Food Industry as 'Best Imported Food Product'. Virgil's Root Beer has also been named "Best Beverage" by Bon Appétit magazine. Originally brewed in the north of England, Virgil's is a delicious micro-brewed root beer. With the exception of Bavarian Pints and Kegs, we now make Virgil's in the United States from imported ingredients.

Virgil's is a gourmet root beer. We use these all-natural ingredients:



* Filtered water,
* Unbleached cane sugar,
* Anise from Spain,
* Licorice from France,
* Bourbon vanilla from Madagascar,
* Cinnamon from Ceylon, Clove from Indonesia,
* Wintergreen from China,
* Sweet birch and molasses from the southern United States,
* Nutmeg from Indonesia,
* Pimento berry oil from Jamaica,
* Balsam oil from Peru, and
* Cassia oil from China

These ingredients are collected worldwide and gathered together at the brewing and bottling facilities we use in the United States and Germany. At the breweries, the ingredients are then combined and brewed under strict specifications, and finally heat pasteurized to insure quality.

Virgil's Root Beer is sold in 12-ounce bottles as singles, in four-packs, in 24-bottle cases, in a special ceramic-swing-capped Grolsch-style pint bottle as a single and 12 bottle cases of the 'pints' as well as in 5 liter self-tapping party kegs.

China Cola

An authentic herb master in China developed the herb formula in both Original China Cola and Cherry China Cola. The formula was taken to an American beverage master who had worked on the original colas in the early 1900's. The result is what we consider to be the best tasting and most natural cola in the world. Now sweetened with raw cane, China Cola has been restored to its original delicious blend of imported Chinese herbs, essential oils and natural spices. China Cola contains no caffeine. It comes in two varieties, Original Tianfu China Cola and Cherry China Cola.

 * <u>Original China Cola</u> is made from filtered water, raw cane sugar, Szechwan peony root, cassia bark, Malaysian vanilla, oils of lemon, oil of lime, oil of orange, nutmeg, clove, licorice, cardamom, caramel color, citric acid and phosphoric acid.

* <u>Cherry China Cola</u> is made from filtered water, raw cane sugar, Szechwan peony root, cassia bark, Malaysian vanilla, oils of lemon, oil of lime, oil of orange, nutmeg, clove, licorice, cardamom, natural cherry flavor, caramel color, citric acid and phosphoric acid.

China Cola and Cherry China Cola are sold as singles, in four-packs and in 24-bottle cases.

Malibu Teaz

We believe that Malibu Teaz is the only truly organic line of RTD (ready to drink) teas currently on the market. They are sweetened exclusively with organic agave nectar, a whole, unrefined sweetener with recognized health benefits. Agave nectar is a highly efficient sweetener, so very little is found in each serving of the Teaz. Malibu Teaz are brewed from 100% certified organic, non-irradiated herbs with organic juice concentrates and pure mountain spring water in a natural slow-brewing process.

In comparison to regular commercial RTD teas, Malibu Teaz is:

* Brewed with hot Mountain Spring Water instead of filtered, cold tap water,
* Made from organic wild crafted herbs instead of tea concentrates or herbal extracts,
* Made with real organic fruit juices from concentrate instead of fruit flavors,
* Made with no added colorings instead of chemical dyes and colors, and
* Sweetened with a whisper of organic agave nectar instead of corn syrup or aspartame.

All this makes Malibu Teaz a delicious, healthful alternative to commonplace, commercial ready-to-drink teas.

The six Malibu Teaz are:

* <u>Heavenly Hibiscus-Berry</u>, which is made from mountain spring water, non-irradiated organic herbs (hibiscus, lemongrass, rosehips, alfalfa), organic raspberry juice from concentrate and organic agave nectar.

* <u>Luscious Lemon-Rose</u>, which is made from mountain spring water, non-irradiated organic herbs (rosehips, lemongrass, alfalfa, chamomile), organic agave nectar and citric acid.

* <u>Miraculous Mints</u>, which is made from mountain spring water, non-irradiated organic herbs (peppermint, spearmint, chamomile, alfalfa), organic agave nectar and citric acid.

* <u>Precious Passion Fruit</u>, which is made from mountain spring water, non-irradiated organic herbs (rosehips, hibiscus, chamomile, lemongrass, alfalfa), organic passion fruit juice from concentrate and organic agave nectar.

* <u>Comforting Chamomile</u>, which is made from mountain spring water, non-irradiated organic herbs (chamomile, hibiscus, rosehips), organic agave nectar and citric acid.

* <u>Mellow Mocha Spice</u>, which is made from mountain spring water, non-irradiated organic herbs and spices (roasted barley, carob, cinnamon), organic agave nectar, organic vanilla and citric acid.

The six varieties of Malibu Teaz are sold as singles in pint bottles and in 24-bottle cases.

Reed's Ginger Candies

Reed's Crystallized Ginger was the first to be sweetened with raw cane instead of white sugar. Tender Reed's Crystallized Ginger is custom-made for Reed's Inc. in the South Pacific Islands of Fiji.

The process is an ancient one that hasn't changed much through time excepting a slight variation. After harvesting baby ginger (the most tender kind), the root is diced and soaked in a strong salt brine to soften the fibrous core of the ginger. After a very thorough fresh water rinsing cycle, the soft, diced, baby ginger root is then steeped in large vats filled with simmering raw cane syrup. Steeping for several days, the ginger is then removed and allowed to crystallize into soft, delicious nuggets in the Fijian sun. Islanders have long enjoyed these treats for health and pleasure, as do Reed's customers.



* Reed's Ginger Baking Bits are smaller pieces of Reed's Crystallized Ginger Candy.

* Reed's Crystallized Ginger Candy and Reed's Crystallized Ginger Baking Bits are made for us in Fiji from diced baby ginger and raw cane sugar.

* Reed's Crystallized Ginger Candy is sold in 4 oz. bags, 8 oz. enameled, rolled steel gift tins, 16 oz. resealable Mylar bags, 16 oz. resealable plastic tubs and in bulk-bins. Reed's Crystallized Ginger Baking Bits are sold in the bulk-bins.

Reed's Ginger Candy Chews



For a hundred years or more residents of Southeast Asia from Indonesia to Thailand have enjoyed soft, gummy ginger candy chews. Individually wrapped, ten to a 'Lucky Strike' style soft-pack, Reed's has taken them a step further, adding more ginger, using no gelatin (vegan-friendly), and making them slightly easier to unwrap than their Asian counterparts.

Reed's Ginger Candy Chews are made for us in Indonesia from: sugar, maltose (malt sugar), ginger, and tapioca starch.

Reed's Ginger Candy Chews are sold individually wrapped in Soft-packs of ten candies and as individually wrapped loose pieces in bulk.

Reed's Ginger Ice Creams

Reed's Ginger Ice Creams are made 100% naturally using the finest rGBH free cream and milk. (The dairy has filed for organic status.) The milk and cream are combined with the finest natural ginger extract from Fiji, Reed's Crystallized Ginger Candy and natural raw cane sugar to make a delicious ginger ice cream with a super premium, ultra-creamy texture and Reed's signature spicy-sweet bite. The three Reed's Ginger Ice Creams are:



* Reed's Original Ginger Ice Cream. Ingredients: milk; cream, raw cane sugar, Reed's Crystallized Ginger Candy (finest ginger root, raw cane sugar), ginger puree, and guar gum (a natural vegetable gum)

* Chocolate Ginger Ice Cream. Ingredients: milk; cream, raw cane sugar, finest Belgian Cocoa (used to make Belgian Chocolate), Reed's Crystallized Ginger Candy (fresh baby ginger root, raw cane sugar), chocolate shavings (sugar, unsweetened chocolate, Belgian Cocoa, soy lecithin and real vanilla), natural ginger extract, and guar gum (a natural vegetable gum) combine creating the ultimate chocolate ginger ice cream.

 * <u>Reed's Green Tea Ginger Ice Cream</u>. Ingredients: Milk, cream, the finest Green Tea, raw cane sugar, Reed's Crystallized Ginger Candy (fresh baby ginger root, raw cane sugar), and guar gum (a natural vegetable gum) combine to make the ultimate green tea ginger ice cream.

Reed's Ginger Ice Creams are sold in pint-containers and cases of eight pints. We plan to supply Reed's Ginger Ice Creams in foodservice volume-packaging as well.

Reed's Ginger Juice Brews

In the beginning of May 2002 we launched a new line of ginger brews called the Reed's Ginger Juice Brews. They are 100% juice products that are non-carbonated and brewed from an organic juice sweetener and organic fresh ginger root. These drinks are in a 16 oz juice bottle. We have seen a strong trend toward organic ingredients and toward non-carbonated beverages in the marketplace. We have wanted to extend the ginger brew line and have decided that these new flavors will cater to the growing market for organic non-carbonated beverages.

The four Reed's Ginger Juice Brews are:

 * <u>Reed's Lemon Guava Ginger Juice Brew</u>, which is brewed from filtered water, sweetened by organic white grape juice, organic fresh ginger root, guava juice and lemon juice from concentrate.

* <u>Reed's Strawberry Kiwi Ginger Juice Brew</u>, which is brewed from filtered water, sweetened by organic white grape juice, organic fresh ginger root, strawberry juice and kiwi juice from concentrate.

 * <u>Reed's Pineapple Orange Ginger Juice Brew</u>, which is brewed from filtered water, sweetened by organic white grape juice, organic fresh ginger root, pineapple juice, orange juice and lime juice all from concentrate.

* <u>Reed's Cranberry Raspberry Ginger Juice Brew</u>, which is brewed from filtered water, sweetened by organic white grape juice, organic fresh ginger root, cranberry and raspberry juice from concentrate.

These new ginger juice brews have already been accepted as new items by a number of our largest distributors. A full national rollout to our customers is currently underway with product samples and literature going out to key industry buyers.

<u>Our Primary Markets</u>

We sell the majority of our products in upscale gourmet and natural food stores in the United States and Canada. The products are currently sold on an increasing basis in restaurants, delicatessens, neighborhood grocery markets, and supermarkets. A limited market has been developed for our products in Europe and Asia, although it currently represents less than 1% of our total sales. Most of our beverage sales are in the natural food industry. We expect this to change as our mass-market promotions mature.

<u>Sales, Marketing and Distribution</u>

We utilize a number of strategies in bringing our products to market. These can be broken down into marketing to distributors (our direct customers), marketing to retail stores (our distributors' customers) and marketing to consumers (the retail store's customers). We also offer our products and promotional merchandise direct to consumers via the Internet on our website, <u>www.reedsgingerbrew.com</u>. We also plan to introduce vending machines and proprietary coolers in the near future.

Marketing to Distributors

We market to distributors using a number of marketing strategies, including direct solicitation, telemarketing, trade advertising, and trade show exhibition. These distributors, who may also have relationships with our competitors, include natural food, gourmet food and mainstream distributors. Direct contact with the distributors is by in-house sales representatives, food brokers and outside representatives. In early 2001, we shifted our primary focus toward mainstream distribution. Such mainstream distributors include Big Geyser for New York City, Southern Wine and Spirits for Arizona, and Beverage Express for Colorado.

Marketing to Retail Stores

We market to stores by utilizing trade shows, trade advertising, telemarketing, direct mail pieces, and direct contact with the store. We have representatives and brokers who visit stores to sell more directly in many regions. Sales to retail stores are coordinated through our distribution network and our regional warehouses. Parts of the proceeds of this offering are earmarked for expansion of direct personal sales contact.

We intend to create our direct distribution organization on a market-by-market basis. In this way, we anticipate a smooth transition over a couple of years. This approach will allow the growing team of in-house marketers to 'get the bugs out' before moving on to each successive market. The first effort of this sort is expected to begin in 2002 in our home market of western Los Angeles.

Marketing to Consumers

We utilize several marketing strategies to market directly to consumers. Advertising in targeted consumer magazines such as "Vegetarian Times" and "New Age" magazine, in-store discounts on the products, in-store product demonstration, street corner sampling, coupon advertising, consumer trade shows, event sponsoring and our website www.reedsgingerbrew.com are all among current consumer-direct marketing devices.

Vending Machines



In the mass-marketplace to date, we believe that no independent manufacturer of soft drinks other than Coca-Cola and PepsiCo has placed fully branded, backlit vending machines nationwide. We believe we are the first natural soft drink manufacturer to create its own vending machine. We believe that the Reed's Vending Machine is also the first vending machine to vend glass bottles in over twenty years. We intend to expand direct consumer distribution through placement of these vending machines in publicly accessible locations across the USA and Canada.

Vending machines present several advantages. As an outdoor source of product, a vending machine acts as a twenty-four hour a day, seven days a week point of sale and consumer self-demonstration device. Using modern cellular technology, we will be able to track performance of each machine and the individual products within the machine. This means if Extra Ginger Brew, for example, were outselling other varieties to a great extent, we would see this in real time and be able to respond in plenty of time to avert a sold out message on the machine. Such data would also be invaluable as a tracking demographic, allowing us to place more of what sells best in a particular neighborhood in a responsive fashion or, in the case of a low performance location, to relocate the machine.



Proprietary Coolers

In-store placements of branded refrigerated coolers by Snapple, SoBe and Jones Soda, among others, have shown a significant return on investment. SoBe created its pervasive presence in the mass-marketplace almost entirely on a backbone of cooler placements. Jones saw a doubling of business in just 18 months based upon this concept. We are currently testing our own Reed's branded coolers in a number of locations and hope to see comparable results.

Manufacture of Our Products

We presently produce the Reed's beverage line at a contract brewery in Pennsylvania. China Cola and Virgil's are produced at our Pennsylvania contract plant as well. Virgil's has a contract production facility in Germany for some of its products. Malibu Teaz is brewed in Northern California at a contract packaging facility. The majority of this production will be supplanted by our own Los Angeles brewery, which the Company is currently outfitting. We believe our brewery facility will create efficiencies of supply and production, which will create a net effect of raising the gross margin of profit for the entire enterprise.

Reed's Crystallized Ginger is custom made for us in the South Pacific Islands of Fiji.

Reed's Ginger Candy Chews are prepared to our specifications in Indonesia.

Reed's Ginger Ice Creams are made according our recipe by a contract dairy in the United States.

Raw Materials

The ingredients used in our products generally are obtained from domestic suppliers and each ingredient has several reliable suppliers. We have no major supply contracts with any of our suppliers. As a general policy, we pick ingredients in the development of our products that have multiple suppliers. This provides a level of insurance against a major supply constriction or calamity.

We import our ginger candies in bulk from the South Pacific and have it repackaged in the United States.

Product Development & Expansion Plans

Our plans for future product development and expansion include the following:

Mainstream Distribution

One of our first priorities in current brand placement expansion is to give attention to and expand marketing efforts with our current mainstream accounts and distributors.

New Ginger Products

We will continue to expand the Reed's Ginger Brew, Reed's Ginger Juice Brew, Reed's Ginger Ice Cream, Reed's Ginger Candy, and Reed's Ginger Cookie lines with great vigor. Other Reed's Ginger Product concepts and lines are under consideration.

Mainstream Supermarkets

We target a niche in the soft drink industry known as 'New Age Beverages'. New Age Beverages are generally characterized as being made more naturally, utilizing upscale packaging, and often creating and utilizing new and unique flavors and flavor combinations. The New Age Beverage Segment has grown from

$620 million in annual sales for 1989 to over $8 billion in annual revenues for 2000 (Source: Beverage Marketing Corporation).

This niche is sold both through the fast-growing natural food industry, where we believe our lines have achieved a dominant position in their category, and through the much larger mainstream supermarket industry. We are seeking to increase our position in the mainstream supermarket industry.

Typically, supermarket chains and prominent local supermarkets impose slotting fees as a one-time payment before the products are permitted in the store or chain. We are pursuing broad-based slotting in supermarket chains throughout the United States and Canada.

We are currently slotted in 110 Safeway stores in Oregon and all 130 Raley's stores in Northern California. Safeway and Raley's data show Reed's Ginger Brews, with minimal ads and promotions, performing in the 'middle of the pack' in the New Age Beverage Set.

The New Age Beverage Set includes SoBe (1999 revenues-$166.4 million), Snapple (1999 revenues-$854 million), Arizona (1999 revenues-estimated over $200 million) and Hansen's (2000 Revenues-$79 million) among others. (Sources: BevNet, Beverage World, and SEC Filings) These brands have the advantage of being seen everywhere in the national market and being commonly well known for years through well funded ad campaigns.

In spite of having a higher price, no mass advertising and a relatively small presence in mass market, we believe that results to date demonstrate that Reed's Ginger Brews hold up well among these significantly larger brands. We intend to build on this success by placing Reed's, Virgil's and the rest of our lines in the New Age Set in as many of the nation's 35,000 supermarkets as possible.

To date, our presence in supermarkets includes the following:

Supermarket Chain	Location in Which Our Products Are Sold
Acme	Philadelphia
AJ's	Arizona
Albertson's	Texas
Bashas	Arizona
Big Save	Hawaii
Byerly's	Minnesota
Fooderama	New England
Fred Meyers	Northwestern US
Gelson's	Southern California
Giant Food	Maryland
Henry's	San Diego
Kroger	Nationwide
Larry's Markets	Seattle
Overwaitea/Save-On Foods	Western Canada
Patrini's	San Francisco
Publics	Florida
QFC	Northwestern US
Raley's/Nob Hill	Northern California
Randall's	Houston
Rice's	Houston
Safeway	Northern California
Safeway	Oregon
Safeway	Western Canada
Sentry Foods	Milwaukee

Smith's	Utah
Super Fresh	Philadelphia
Thriftway	Northwest
Trader Joe's	East and West Coasts
Treasure Island	Chicago
Vons	Southern California
Wegman's	New York
Winn-Dixie	New Orleans

International Marketing and Distribution

Discussions are being held with trading companies and import/export companies for the distribution of our products throughout Japan, China and the rest of Asia. These areas are a natural fit for Reed's Ginger products, as ginger of quality is a cultural paradigm throughout those lands.

The European Union is an open market for Reed's with access to that market due in part to the ongoing production of Virgil's Special Extra Nutmeg Root Beer in Germany. Reaction to the Reed's brands at Natural Products Exposition Europe in June 2000 was very positive. Some success has already been realized in Europe through our distributor in Amsterdam. The UK distributor of our lines has also expressed a great enthusiasm for a mass-market push.

Foodservice

On-premise activity in commercial and non-commercial locations is an increasing component of total beverage sales. (Source: Beverage Marketing Corporation) In recognition of this trend, we are marketing aggressively to bars and restaurants. Placement of our products in stadiums, sports arenas, concert halls, theatres, and other cultural centers is another long term marketing priority. In addition, we are currently seeking placement of our ice cream in restaurants nationwide.

Competition

Our premium beverage products compete generally with all liquid refreshments and in particular with numerous other "new age" beverages, including SoBe, Snapple, Mystic, Arizona, Hansen's, and Knudsen & Sons. Many of these brands have the advantage of being seen everywhere in the national market and being well known for years through well funded ad campaigns, so that they are better-established in terms of brand recognition. In addition, the companies manufacturing these products generally have greater financial resources than we do and have greater access to additional financing.

The Virgil's and China Cola lines compete with a number of other natural soda companies including Stewarts, IBC, Henry Weinhard, Blue Sky, Natural Brews and Journey. Malibu Teaz competes with Tazo Teas and Honest Teas and private label store brands at Whole Foods and Wild Oats. Many of these companies are better-established in terms of brand recognition and access to financing. We believe that Malibu Teaz is the only truly natural, organic RTD Tea on the market.

We believe our success to date is due in great part to our innovative beverage recipes and packaging, superior ingredients and to a brewing process that remains a trade secret. We believe our commitments to highest quality and brand innovation are key to our success. We will not allow these aspects of our corporate culture to be altered.

Reed's Crystallized Ginger Candy competes with other candies and snacks in general and in particular with other ginger candies. The main competitors are Royal Pacific, the U.S. marketing company for Australia's Buderim Ginger Company, and Frontier Herbs. These companies generally have better brand-recognition and greater financial resources than we do.

Most varieties of crystallized ginger candy in the marketplace contain sulfur dioxide as a curing and preservative agent; Reed's Ginger Candies do not. Our proprietary curing process for Reed's Crystallized Ginger Candies creates, in our opinion, a vastly superior product to that of our competitors at a competitive price.

Our Reed's Ginger Ice Creams will face competition both from other "premium" and "super premium" ice cream. Our principal competitors in the ice cream business are The Haagen-Dazs Company, Inc., Ben & Jerry's, Godiva, Starbucks, and Dreyers. These companies have greater brand recognition, market share and access to financing than we do.

Our Reed's Ginger Cookies will compete with other cookies and snacks in general and in particular with other "premium" cookies. Our principal competitors are expected to be Walkers of Scotland, Bahlsen of Germany, Duchy Originals of Scotland, and Pamela's of the USA. These companies have greater brand recognition, market share and access to financing than we do.

We compete with other companies not only for consumer acceptance but also for shelf space in retail outlets and for marketing focus by distributors, most of which also distribute other beverage brands. The principal methods of competition include product quality and taste, brand advertising, trade and consumer promotions, pricing, packaging and the development of new products.

Licenses and Royalties

We have a license with Malibu Teaz for its RTD tea line and its sweetener line. These licenses are exclusive and renewed annually. Profits are equally split between Malibu Teaz and us.

In connection with our acquisition of China Cola, we agreed to pay the seller royalties equal to $0.75 per case sold. The minimum payments per agreement year are $18,750. The royalties expire on July 1, 2002.

Proprietary Rights

We own several trademarks that are considered material to our business, including Reed's, Virgil's and China Cola. In addition, we consider our finished product and concentrate formulae, which are not the subject of any patents, to be trade secrets.

Our brewing process is a trade secret. This process can be used to brew other flavors of beverages other than ginger ale/beer such as root beer, cream soda, cola and other spice and fruit beverages. No patents have been sought because we would be required to disclose our brewing process.

Three of our material trademarks are registered trademarks in the U.S. Patent and Trademark Office: Reed's, Virgil's, and China Cola. Registrations for trademarks in the United States will last indefinitely as long as the trademark owners continue to use and police the trademarks and renew filings with the applicable governmental offices. We have not been challenged in our right to use any of our material trademarks in the United States. We are in the process of obtaining international registration of certain trademarks under the Berne Convention.

Government Regulation

The production and marketing of our products are governed by the rules and regulations of various federal, state and local agencies, including the United States Food and Drug Administration. The Food and Drug Administration also regulates the labeling of our products. We have not encountered any regulatory action as a result of our operations, and no such action is anticipated.

Environmental Matters

Our primary cost of environmental compliance at the present time is in recycling fees, which are estimated at $40,000.00 for 2002. This is a standard cost of doing business in the soft drink industry.

Employees

We currently employ seven persons full-time and three part-time: one general management employee, four sales and marketing support, and five in operations. Additional persons are employed as needed on a part-time basis. Consultants are employed as required by circumstance. We have never participated in a collective bargaining agreement. We believe our relationship with our employees is good.

Property

In December 2000 we purchased an 18,000 square foot warehouse property at 13000 South Spring Street in unincorporated Los Angeles County. The purchase price was $850,000 with a down payment of $102,000. We financed the balance with US Bank with a Small Business Administration loan; and obtained a building improvement loan in the amount of $168,000. Christopher J. Reed, our President and CEO, personally guaranteed the loans. Both loans have 25-year terms, with interest at the New York prime rate plus 1%, adjusted monthly with no cap or floor. The combined principal and interest payments are $8,660 initially with annual adjustments. This property now houses our executive offices and acts as our Southern California warehouse facility.

A working brewery and bottling plant is being outfitted on the property and will be called Reed's Original Ginger Brewery. We expect the brewery to be finished and operating during the fourth quarter of 2002. We believe that the brewery and plant will save us freight, production and warehousing expenses. We also expect to be able to produce other companies' products under co-packing agreements.

The property resides in the Los Angeles County Mid-Alameda Corridor Enterprise Zone. Businesses located in the enterprise zone are eligible for economic incentives designed to stimulate business investment, encourage growth and development and promote job creation. The incentives include a hiring credit for wages paid to a qualified employee, up to $26,895 over a five-year period; a credit for the sales or use tax paid or incurred on the purchase of certain qualified machinery or equipment; a business expense deduction for the cost of qualified property (up to $20,000) purchased for exclusive use in the enterprise zone; the ability to carry up to 100% of net operating losses over a maximum of 15 years to reduce the amount of taxable enterprise zone income for those years; a deduction from income on the amount of "net interest" earned on loans made to a trade or business located exclusively in the enterprise zone; and a 6% tax credit for qualifying manufacturers (which includes the Company).

Loan Agreement

In June 2002, we entered into a loan and security agreement with ALCO Financial Services LLC, pursuant to which we are able to borrow up to $500,000. The actual amount which may be borrowed at any amount is the lesser of (1) 75% of the net face amount of our eligible accounts, less reserves determined by ALCO to reflect negative events, conditions, contingencies or risks, or (2) $500,000. As of September 30, 2002, the net face amount of eligible accounts was over $900,000. The loan is guaranteed by Christopher J. Reed and his wife. The loan fee for the loan and security agreement is $6,250. The interest rate for amounts borrowed is the greater of 8% per annum in excess of the prime rate, as reflected in the Wall Street Journal, or 12.75% per annum, and the minimum monthly interest is $3,500. Any loans pursuant to the loan and security agreement will be secured by all present and future accounts, chattel paper, goods (including inventory and equipment), instruments, investment property, documents, and general intangibles, and the proceeds therefrom. The agreement will terminate on its first anniversary, or such earlier date as the lender elects to terminate the agreement pursuant to the terms of the agreement. We can terminate the agreement prior to its termination date, upon the payment of the greater of (1) the total interest for the immediately preceding three months, or (2) $15,000.

In the event of an event of default, as defined in the loan and security agreement, then, at the election of the lender, (1) the agreement may be terminated, (2) the lender may declare all obligations under the agreement to be immediately due and payable, (3) all obligations shall accrue interest at a default rate equal to 10% per annum in excess of the interest rate, and (4) the lender may, immediately and without expiration of any period of grace, enforce payment of all obligations under the agreement and exercise any and all other remedies granted to it. An event of default includes

- any default by us in the payment of any obligations under the agreement when due, whether at maturity, upon acceleration, or otherwise;

  - such obligations at any time exceed the amount allowable under the agreement;

  - any adverse change occurs with respect to our financial condition of operations which results in a material impairment of the prospect of repayment of such obligations;

  - any guarantor defaults in the performance of its obligations to the lender or notifies the lender of its intention to rescind, modify, terminate or revoke its guaranty or the guaranty shall cease to be in full force and effect for any reason whatever;

  - an order for relief is entered against us or a guarantor by a bankruptcy court, or we or a guarantor does not generally pay its debts as they become due;

  - Christopher J. Reed ceases to own over 50% of our voting stock;

  - any subordinating creditor fails to perform or observe any of its obligations under any subordination agreement, or notifies lender of an intention to rescind, modify, terminate or revoke the subordination agreement, or the subordination agreement ceases to be in full force and effect for any reason whatever;

  - Christopher J. Reed fails to devote 100% of his efforts in furtherance of our business affairs for any one month, or ceases to be employed by us in his current capacity;

  - any provision of this agreement or any of the loan documents ceases for any reason to be valid and binding on us; and

  - any other default which lender believes in good faith will have a material adverse effect upon our ability to repay the obligations under the agreement.

MANAGEMENT

General

The following table sets forth certain information with respect to our directors, executive officers and key employees:

Name	Age	Position
Christopher J Reed	43	Founder, CEO, CFO & Chairperson of the Board
Eric Scheffer	35	Vice President & National Sales Manager
David Robinov	46	Director
Joseph R Grace	37	Director

Mark Panely   52   Director

Christopher J. Reed, the founder, has been with the Company since its inception in 1987. Chris has been responsible for the design of the Company and its products including the original product recipes, the proprietary brewing process, and the packaging and marketing. Chris' instincts in branding and flavors have produced top sellers in the natural foods industry. Under Chris' leadership the Reed's label has earned a reputation for quality. Chris' prior experience was in the oil and gas industry as a chemical engineer. He was involved in the design and development of new technology in the field of natural gas purification and liquefaction. He also worked four years as a salesperson for an advertising agency. Chris received a B.S. in Chemical Engineering in 1980 from Rennselaer Polytechnic Institute at Troy, N.Y.

Eric Scheffer has valuable experience in natural foods and mainstream marketing. From 1995 to 1997 Eric was employed by Vita Source and was their first sales representative. While there, Eric played an integral part in raising their revenues in one year from $5 million to $7 million. From 1997 to 1998, USA Nutritionals employed Eric. Eric led a successful effort bridging their marketing from natural foods to mainstream stores. 1998 to 1999 were spent managing the US and Canadian outside sales force for Earth Science, Inc. From 2000 to mid 2001, Eric led the sales team at Rachel Perry, the venerable alternative cosmetics company, as Vice President and National Sales Manager. By eliminating a large outside distributor and broker and hiring an efficient in-house broker, Eric lowered costs and managed to raise an extra $20,000 per month from this single action. Eric has been with us since May 2001.

David Robinov, in his more than 20 years in business, has been the founder, developer, partner and CEO in nearly a dozen successful ventures in the natural and organic products industries. David started, developed and sold at profit several successful health foods, natural foods and alternative health retail concepts, eventually merging into or selling to larger concerns. David spent the last ten years developing the China Cola line. China Cola is the most successful herbal cola in natural foods. Reed's Inc. acquired China Cola in December 2000. Recently, David has been involved in launching a specialty and natural foods company, Mediterranean Organics, which features the best of organic products from around the Mediterranean Sea. David became a director of Reed's in 2001.

Joseph Grace earned his B.S. in Computer Science from Yale University in 1986. Joseph's experience includes work on the ARPAnet (precursor to the internet) and the internet well before the internet became a household word. He also programmed and consulted on NEXTstep (precursor to Apple's latest, award winning operating system, OS X). From 1994 as an "angel investor" and from 1997 to early 2000 as a game researcher and developer, Joseph was a member of Wizards of the Coast, a developer and marketer of the popular trading card games, Magic: The Gathering and Pokemon. Joseph enjoyed participating in the growth of a garage startup into an industry leader with over 1,000 employees. Wizards was sold to Hasbro for over $300 million in 1999. Joseph has been an independent consultant since 2000. He currently consults on distributed software applications, startup business management, and continues to search for emerging trends, quality products, and business opportunities. Joseph became a director of Reed's in 2001.

Mark Panely has been the owner and Chief Executive Officer of Journey Food and Beverage Company, Inc. since 1994, where he created and marketed a line of soft drinks and juice brews. Prior thereto, Mark founded a company, helped it to eventually achieve $25 million in annual revenues, and sold the company to J.M. Smucker Co. Mark has more than 30 years' experience in product development and marketing. At the Build Brand Value CEO Forum in 1998, Mark won the "Brandy Award" for brand personality. Mark earned a B.S. in Chemistry at Stony Brook University in 1972. Mark became a director of Reed's in 2002.

Executive Compensation

The following table sets forth for 2001 and 2000 each component of compensation paid or awarded to, or earned by, Christopher J. Reed, our President and CEO. There were no other persons who were serving as executive officers as of December 31, 2001.

		Annual Compensation	
Name And Principal Position	Year	Salary	Bonus
Christopher J. Reed, President & CEO	2001	$150,000	$ --
	2000	$150,000	$ --

Mr. Reed's salary has not changed since 2001, and there are no discussions underway as of the date of this prospectus to increase his salary.

Director Compensation

At this time, we do not pay any compensation to directors for the attendance at board meetings.

Option/SAR Grants and Exercises in 2001

During 2001, no stock options or SARs were granted to Christopher J. Reed, and at December 31, 2001 Mr. Reed held no unexercised options or SARs.

The following table summarizes the stock option activity for employees of the Company for the year ended December 31, 2001:

	Options		Weighted Average Exercise Price
Balance, January 1, 2001	37,500	$	2.00
Granted – 2001	17,500		3.00
Exercised – 2001	--		--
Forfeited – 2001	--		--
Balance, December 31, 2001	55,000	$	2.32

Additional information relating to options and warrants is provided in Footnote H of the Notes to Financial Statements.

Employment Agreements

There are no written employment agreements with any of our officers or key employees.

2001 Stock Option Plan

Pursuant to our 2001 Stock Option Plan, options to purchase up to 500,000 shares of common stock are authorized for issuance under the Plan. When a stock award expires or is terminated before it is exercised, the shares set aside for that award are returned to the pool of shares available for future awards. No options have been granted under the Plan as of the date of this prospectus. The plan permits the grant of options to our employees, directors and consultants. The options may constitute either "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code or "non qualified stock options." The plan is administered by the board of directors or a committee appointed by the board. The board currently administers the plan. The administrator has full and final authority to select the individuals to receive options and to grant such options as well as a wide degree of flexibility in determining the terms and conditions of options. The option price cannot be less than 100% of the fair market value per share of Common Stock on the date of the grant of the option. The exercise price of an incentive stock option granted to a person owning more than 10% of the total combined voting power of the common stock must be at least 110% of the fair market value per share of common stock on the date of the grant. Options may not be granted under the plan on or after the tenth anniversary of the adoption of the plan. Incentive stock options granted to a person owning more than 10% of the combined voting power of the Common Stock cannot be for more than five years.

Indemnification of Directors and Officers

As permitted pursuant to the corporate law of the State of Delaware, our state of incorporation, the Certificate of Incorporation requires that we indemnify our directors and officers against certain liabilities and expenses incurred in their service in such capacities to the fullest extent permitted by applicable law. These provisions would provide indemnification for liabilities arising under the federal securities laws to the extent that such indemnification is found to be enforceable under, and to be in accordance with applicable law. Additionally, we have entered into an indemnity agreement with each director and officer, which generally provides that they are indemnified with respect to actions taken in good faith. Furthermore, the personal liability of the directors is limited as provided in our Certificate of Incorporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore unenforceable.

CERTAIN TRANSACTIONS

The Company has two loans payable to Robert T. Reed Sr., the father of our founder. The first loan was made to us in 1991 to provide $94,000 in working capital, and bears interest at 10% per annum. The balance as of September 30, 2001 was $49,804. The second loan was made in 1999 to provide $250,000 for the acquisition of Virgil's Root Beer, and bears interest at 8% per annum. The balance as of September 30, 2001 was $177,540. This note currently is convertible into a maximum of 88,770 shares of common stock at $2.00 per share until July 2005. We believe that the terms of these transactions were as favorable to us as those generally available from unaffiliated parties.

Mark Reed, the brother of our founder, was owed $5,000 on December 31, 2000 for a loan to the Company. This loan was subsequently converted into 8,889 shares of common stock. We believe that the terms of this transaction were as favorable to us as those generally available from unaffiliated parties.

Christopher Reed, our founder and CEO, has a company credit card. Mr. Reed is permitted to use the card for personal purchases as well as for corporate purposes. At the end of each year, Mr. Reed reimburses the Company for the amount of any personal purchases.

At the time of each of the transactions described above, the Company had no independent directors to ratify the transactions at the time the transactions were initiated.

The Company has and will maintain at least two independent directors on its board of directors who are not officers of the Company and who do not own 5% or more of the outstanding common stock of the Company. All future material affiliated transactions will be made or entered into on terms that are no less favorable to the Company that those that can be obtained from unaffiliated third parties. In addition, all future material affiliated transactions and loans, and any forgiveness of loans, must be approved by a majority of the Company's independent directors who do not have an interest in the transactions and who had access, at the Company's expense to the Company's or independent legal counsel. If there are only two independent directors at the time, both independent directors must be disinterested and approve such transactions.

PRINCIPAL SHAREHOLDERS

The following table sets forth information (except as otherwise indicated by footnote) as to common shares owned as of September 30, 2002 or which can be acquired in sixty days, by (i) each person known by management to beneficially own more than five percent (5%) of our outstanding common shares, (ii) each of our directors and executive officers, and (iii) all executive officers and directors as a group. On that date, there were 4,720,591 shares outstanding.

Name & Address of Beneficial Owner	Number of Shares Owned	% Owned Before Offering	% Owned If 300,000 Shares Are Sold	% Owned If 1,500,000 Shares Are Sold	% Owned If 3,000,000 Shares Are Sold
Christopher J. Reed 13000 South Spring St. Los Angeles, CA 90061	3,200,000 (1)	67.8%	63.7%	51.4%	41.4%
Joseph R. Grace PMB 158 1900 West Nickerson St. Suite 116 Seattle, WA 98119	500,000 (2)	10.6%	10.0%	8.0%	6.5%
Robert T. Reed, Jr. 4411 Galesbury Lane Chantilly, VA 20151	267,000 (3)	5.7%	5.3%	4.3%	3.5%
David Robinov 215 Katona Ave. Katonah, NY 10536	119,500 (4)	2.5%	2.4%	1.9%	1.6%
Mark Panely 4832 Blank Road Sebastopol, CA 95472	0	0%	0%	0%	0%
All officers and directors as a group (4 persons)	4,086,500	86.6%	81.4%	65.7%	52.9%

_____

(1)   These shares were issued to Christopher Reed in 1991 in consideration for product formulas and trademarks held by Mr. Reed.

(2)   Of these shares, 250,000 shares were purchased in April 2000 for $2.00 per share, and 250,000 shares were purchased in October 2000 for $2.00 per share.

(3)   Of these shares, 187,500 shares were purchased in October 1991 for $0.27 per share, 50,000 shares were purchased in May 1993 for $1.00 per share, 10,000 shares were purchased in December 1996 for $1.00 per share, and 20,000 shares were purchased in February 2001 for $1.00 per share pursuant to the exercise of options granted in 1993.

(4)   These shares were issued to Mr. Robinov in December 2000 in consideration for the assets of China Cola.

DESCRIPTION OF SECURITIES

As of the date of this prospectus, we have the authority to issue 50,000,000 shares of common stock, $.0001 par value per share. There were 4,720,591 shares of common stock outstanding immediately prior to this offering. Our certificate of incorporation does not authorize our board of directors to issue preferred stock.

Common Stock

- Holders of common stock are entitled to receive dividends only if we have funds legally available and the Board of Directors declares a dividend.

- Holders of common stock do not have any rights to purchase additional shares.

- Holders of common stock are entitled to one vote per share on all matters requiring a vote of shareholders.

- Since the common stock does not have cumulative voting rights in electing directors, the holders of more than a majority of the outstanding shares of common stock can elect all of the directors whose terms expire that year, if they choose to do so. Christopher J. Reed, our President and CEO, holds a majority of our outstanding common shares and may continue to hold a majority of our outstanding common shares if less than all shares offered hereby are sold, and consequently may be able to elect all of our directors.

- There is no public market for our common stock at the present time.

Outstanding Options and Warrants

As of September 30, 2002, we had outstanding options and warrants to purchase an aggregate of 551,376 shares of common stock at an average price of $1.39 per share. The options and warrants expire at various dates between 2006 and 2007.

No options or warrants will be issued with an expiration date greater than five years from the date of grant.

Voting Requirements

Delaware corporate law and our by-laws require the approval of the holders of a majority of our voting securities for most actions requiring shareholder approval. These actions include:

- Election of directors,
- Mergers,
- Sales of substantially all of our shares, and
- Amendment to our certificate of incorporation.

There are no provisions in our Articles of Incorporation or by-laws that would delay, defer or prevent a change in control of Reed's.

Delaware Anti-Takeover Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents certain Delaware corporations, under certain circumstances, from engaging in a "business combination" with:

- A stockholder who owns 15% or more of our outstanding voting stock (known as an "interested stockholder"),

- An affiliate of an interested stockholder, or

- An associate of an interested stockholder, for three years following the date that the stockholder became an "interested stockholder." A "business combination" includes a merger or sale of more than 10% of our assets.

However, the above provisions of Section 203 do not apply if:

- Our board approves the transaction that made the stockholder an "interested stockholder," prior to the date of that transaction,

- After the completion of the transaction that resulted in the stockholder becoming an "interested stockholder," the stockholder owned at least 85% of our voting stock outstanding at the time the transaction began, excluding shares owned by persons who are our officers and directors, or

- On or subsequent to the date of the transaction, the business combination is approved by our board and authorized at a meeting of our stockholders by an affirmative vote of at least 2/3 of the outstanding voting stock not owned by the "interested stockholder."

The provisions of this statute could prohibit or delay mergers or other change and control attempts, and thus may discourage attempts to acquire Reed's.

SHARES AVAILABLE FOR FUTURE RESALE

Sales of substantial amounts of our common stock in the public market, or the perception that these sales could occur, could adversely affect prevailing market prices of our common stock. Those circumstances could also adversely affect our ability to raise capital on favorable terms.

All of the shares issued in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, except for shares, which may be purchased by our affiliates. The term "affiliates" is defined in Rule 144 of the Securities Act of 1933. Of the 4,720,591 shares outstanding before this offering, 4,259,700 shares are restricted securities as that term is defined in Rule 144. Restricted securities may be sold publicly only if registered or if the sale qualifies for an exemption under Rule 144. Of these 4,259,700 shares, 3,404,500 shares are held by our affiliates.

Under Rule 144, a person who has beneficially owned restricted shares of our common stock for at least one year can sell within any three month period a number of shares that does not exceed the greater of:

- 1% of the shares of common stock then outstanding (in our case, between 47,206 shares if no shares are sold pursuant to this offering and 77,206 shares immediately after this offering if all shares offered hereby are sold); or

- The average weekly trading volume during the four preceding weeks

Under Rule 144(k), a person who has not been our affiliate for 90 days preceding a sale can sell shares owned for at least two years without the volume limitations referred to above.

Of the 4,259,700 restricted shares of our common stock outstanding, 3,839,600 shares have been owned for at least one year and 3,588,900 of these shares have been owned for at least two years.

PLAN OF DISTRIBUTION

General

We are offering to sell, on a best efforts basis, up to 3,000,000 newly issued shares of our common stock at $6.00 per share. No minimum number of shares is required to be sold. Sales will be made only in states in which we have registered the offering and only in states in which Blue Bay is registered to sell securities.

This offering is being made through Blue Bay Capital Ltd., a member of the NASD. For serving as a selling agent for this offering, Blue Bay will receive a selling commission equal to 7.5% of the purchase price of the common stock sold through it. In addition, Blue Bay will receive a non-accountable expense allowance of up to 1.5% of the proceeds from sales through it, as well as a five-year option, commencing one year after the effective date of the offering, to purchase a number of shares of common stock equal to 10% of the shares sold through Blue Bay in this offering, at a purchase price of $9.90 per share. Of the options received by Blue Bay, 90% will be assigned by Blue Bay to Peter Sharma, its registered representative, one year after the effective date of the offering. Neither the options granted to Blue Bay nor the shares issuable upon their exercise may be sold, transferred, assigned, pledged or hypothecated by any person, except as provided below, for a period of one year following the date of this offering. Such options and shares issuable upon their exercise may be transferred to any NASD member participating in the offering and the bona fide officers or partners thereof, and securities which are convertible into other types of securities or which may be exercised for the purchase of other securities may be so transferred, converted or exercised if all securities so transferred or received remain subject to the restrictions specified above for the remainder of the initially applicable time period. All certificates or similar instruments representing securities restricted pursuant to the foregoing shall bear an appropriate legend describing the restriction and stating the time period for which the restriction is operative. Securities to be received by a member of the NASD as underwriting compensation shall only be issued to a member participating in the offering and the bona fide officers or partners thereof.

Blue Bay Capital, Ltd. is a general securities broker/dealer registered with the NASD, and is licensed with the NASD to sell corporate debt, corporate equity OTC, mutual funds, private placements of securities, and as an underwriter and/or selling group participant for corporate securities other than mutual funds. Blue Bay was formed in the State of Washington in October 2001 and either is licensed or has applied for licensing in all fifty states. Blue Bay has not conducted any operations prior to this offering. Peter Sharma, a registered representative with Blue Bay, has provided various consulting services for us, including advice regarding product development, computer matters, sales and marketing, and corporate financing.

We will publish announcements of the offering on certain of our products and on our web site, and will mail and e-mail copies of the announcement to our shareholders, customers and inquirers. An announcement of the offering also will be published on Blue Bay's web site. The announcements will provide the very limited information permitted under applicable securities laws and will give our telephone number, mailing address and e-mail address for requesting this prospectus. Similar announcements may be published in other selected magazines.

Shares may be purchased by completing and delivering to us the share purchase agreement attached hereto as Appendix A, along with the purchase price by payment instrument made payable to Reed's, Inc. The share purchase agreement, among other things, requires the potential investor to certify his or her state of residence. In addition, investors will be able to execute share purchase agreements on the Internet at Blue Bay's web site and purchase shares via credit/debit cards, electronic check, Western Union Quick-Collect and wire transfer. Within 10 days after our receipt of a share purchase agreement accompanied by payment for the purchase price, a written confirmation will be sent by electronic mail or first class mail to notify the subscriber of the extent, if any, to which such subscription has been accepted by us.

The offering will begin on the date of this prospectus and continue until either all of the shares have been sold or we terminate the offering, but in no event later than nine months after the date of this prospectus. Subject to the foregoing, the timing of the termination is at the discretion of our board of directors.

Escrow of Promotional Shares

Certain persons who are deemed promoters have executed a promotional shares lock-in agreement with respect to all or some of their common stock and/or options and pursuant to which (i) they generally will be unable to transfer the subject shares and/or options and (ii) in the event of a dissolution, merger, consolidation, reorganization, sale of exchange of the Company's assets or securities with a person who is not a promoter, they will not share in any distribution until the public shareholders have received an amount equal to $6.00 times the number of shares of common stock that they purchased in this offering and which they still hold at the time of such distribution (adjusted for stock splits, stock dividends, recapitalizations and the like). The latter restriction can be waived by the vote of holders of a majority of the outstanding common stock which is not subject to the promotional shares lock-in agreements. However, the voting rights of the common stock subject to the escrow will not be affected. In the event of a non-cash transaction, the fair value of the non-cash consideration will be used. In the event of a transaction with a promoter, the persons named below also will not share in any distribution until the public shareholders have received an amount equal to $6.00 times the number of shares of common stock that they purchased in this offering and which they still hold at the time of such distribution (adjusted for stock splits, stock dividends, recapitalizations and the like). Beginning one year from the completion or termination of this offering, 2 1/2% of the shares placed in escrow will be released each quarter. All remaining promotional shares will be released from escrow on the second anniversary of the completion or termination of this offering. Shares released from the promotional shares lock-in agreements will no longer be considered "promotional shares" and the holders of such released shares consequently can participate in any distributions with respect to such released shares. In addition, the escrow will terminate if this offering is terminated prior to the sale of any shares or if the purchase price for any shares sold are returned to the investors. The promotional shares lock-in agreements relate to the following:

Christopher Reed	3,200,000 shares
Robert Reed, Jr.	279,510 shares and options
Joseph Grace	303,922 shares
David Robinov	109,020 shares and options
Robert Reed, Sr.	262,500 options

Certain Requirements Prior to Sales in Arkansas, Ohio and the District of Columbia

In Arkansas and the District of Columbia, no subscriptions will be accepted by the Company unless the Company has sold at least 200,000 shares of common stock pursuant to this offering. In Ohio, no subscriptions will be accepted by the Company unless the Company has sold at least 300,000 shares of common stock pursuant to this offering. Furthermore, sales in Ohio will be limited to investors with at least (i) $65,000 annual income and $65,000 of net worth or (ii) $500,000 of net worth. Net worth will be determined exclusive of homes, furnishings and automobiles. An Ohio's investor's investment may not exceed 10% of his or her net worth.

LEGAL MATTERS

The validity of the securities offered hereby is being passed upon for us by Edward T. Swanson, Esq. of Santa Monica, California. Mr. Swanson previously was a director of this company.

EXPERTS

Our financial statements which appear in this prospectus and in the registration statement have been audited by Sprayberry, Barnes, Marietta & Luttrell with respect to the years ended December 31, 2001 and 2000, and are included in reliance upon the report of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION

We have filed a registration statement on Form SB-2 with the SEC. This prospectus, which forms a part of that registration statement, does not contain all of the information included in the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits. Statements contained in this prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement at the SEC's public reference room in Washington, D.C. at Judiciary Plaza, 450 Fifth Street, Washington, D.C. 20549, and at the SEC's regional offices in Chicago, Illinois and New York, New York. Please call the SEC at 1-800-732-0330 for further information on the operation of the public reference rooms. The registration statement can also be reviewed by accessing the SEC's Internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding registrants, such as Global Brands, that file electronically with the Commission. As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act for at least twelve months and, in accordance therewith, will file periodic reports and other information with the SEC.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that, which is contained in this prospectus.

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITOR'S REPORT

To Reed's, Inc.

We have audited the accompanying balance sheet of Reed's, Inc. fka Original Beverage Corporation as of December 31, 2001, and the statements of operations, stockholders' equity, and cash flows for the years ended December 31, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Reed's, Inc. fka Original Beverage Corporation as of December 31, 2001 and the results of its operations and its cash flows for the years ended December 31, 2001 and 2000, in conformity with generally accepted accounting principles of the United States of America.

As discussed in Note A-14 to the financial statements, certain reclassifications and restatements have been made to the Company's 2000 balances for additional paid in capital, sales, cost of sales, and selling expenses. These discoveries were made subsequent to the issuance of the financial statements.

/s/ Sprayberry, Barnes, Marietta & Luttrell

Oxnard, California
March 21, 2002

REED'S, INC.

fka

ORIGINAL BEVERAGE CORPORATION

BALANCE SHEETS

September 30, 2002 (unaudited) and December 31, 2001

ASSETS

	September 30, 2002 (unaudited)	December 31, 2001
CURRENT ASSETS:		
Cash	$ 21,572	$ 228,672
Trade accounts receivable, net	439,878	378,378
Inventory	1,495,522	1,253,479
Prepaid expenses	48,758	30,519
Other receivables	39,416	7,178
Deferred stock offering costs	255,366	159,238
Total current assets	2,300,512	2,057,464
PROPERTY AND EQUIPMENT, net	1,521,906	1,296,487
INTANGIBLE ASSETS, net	866,913	858,976
	$ 4,689,331	$ 4,212,927

The accompanying notes are an integral part of these financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY

	September 30, 2002 (unaudited)	December 31, 2001
CURRENT LIABILITIES:		
Current portion of long-term debt	$ 149,241	$ 119,037
Lines of credit	297,908	40,966
Accounts payable	1,112,981	972,992
Accrued expenses	146,028	88,270
Total current liabilities	1,706,158	1,221,265
LONG-TERM LIABILITIES:		
Notes payable to related parties	268,494	256,694
Long-term debt - other	1,161,057	1,150,279
	1,429,551	1,406,973
COMMITMENTS AND CONTINGENCIES	--	--
STOCKHOLDERS' EQUITY:		
Common stock - Par value $0.0001 per share:		
Authorized - 50,000,000 shares		
Issued and outstanding -		
4,720,591 shares at December 31, 2001		
and September 30, 2002	472	472
Additional paid-in capital	2,414,824	2,414,824
Retained deficit	(861,674)	(830,607)
	1,553,622	1,584,689
	$ 4,689,331	$ 4,212,927

REED'S, INC.
fka
ORIGINAL BEVERAGE CORPORATION
STATEMENTS OF OPERATIONS

	Nine months ended September 30,		Year ended December 31,	
	2002	**2001**	**2001**	**2000**
	(unaudited)	**(unaudited)**		
SALES	$ 4,984,499	$ 4,647,875	$ 6,188,221	$ 5,728,153
COST OF SALES	3,712,668	3,767,743	4,911,208	4,563,480
GROSS PROFIT	1,271,831	880,132	1,277,013	1,164,673
OPERATING EXPENSES:				
Selling	421,406	493,042	657,989	681,513
General and administrative	655,495	716,745	937,529	933,317
	1,076,901	1,209,787	1,595,518	1,614,830
INCOME (LOSS) FROM OPERATIONS	194,930	(329,655)	(318,505)	(450,157)
OTHER INCOME AND (EXPENSES):				
Interest income	1,133	2,189	2,894	13,051
Interest expense	(214,357)	(136,663)	(204,457)	(62,299)
Other non-operating expenses	--	--	(1,388)	--
Other non-operating income	--	--	--	15,592
	(213,224)	(134,474)	(202,951)	(33,656)
LOSS BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLES	(18,294)	(464,129)	(521,456)	(483,813)
PROVISION FOR INCOME TAXES (BENEFIT)	800	(13,200)	(13,200)	(40,310)

REED'S, INC.

fka

ORIGINAL BEVERAGE CORPORATION

STATEMENTS OF OPERATIONS (Continued)

	Nine months ended September 30,		Year ended December 31,	
	2002 **(unaudited)**	**2001** **(unaudited)**	**2001**	**2000**
LOSS BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES, net of tax effect of $0	(19,094)	(450,929)	(508,256)	(443,503)
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLES	(11,973)	--	--	--
NET LOSS	$ (31,067)	$ (450,929)	$ (508,256)	$ (443,503)
LOSS PER SHARE - Basic and Diluted LOSS BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLES	$ (0.01)	$ (0.10)	$ (0.11)	$ (0.11)
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLES	--	--	--	--
NET LOSS	$ (0.01)	$ (0.10)	$ (0.11)	$ (0.11)

The accompanying notes are an integral part of these financial statements.

REED'S, INC.
Fka
ORIGINAL BEVERAGE CORPORATION
STATEMENTS OF CASH FLOWS

	Nine months ended September 30,		Year ended December 31,	
	2002	2001	2001	2000
	(unaudited)	(unaudited)		
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net loss	$ (31,067)	$ (450,929)	$(508,256)	$(443,503)
Adjustments to reconcile net loss to				
net cash provided by (used in) operating activities:				
Depreciation and amortization	34,679	86,159	111,380	65,469
Services in exchange for common stock	--	35,400	35,400	3,000
Imputed interest	9,605	12,935	16,516	21,748
Amortization of note discount	104,425	37,170	74,340	--
Amortization of consulting contract	9,740	9,740	12,987	--
Impairment loss due to change in accounting principle	11,973	--	--	--
Deferred income taxes (benefit)	--	(14,000)	(14,000)	4,457
Changes in operating assets and liabilities:				
Trade accounts receivable, net	(61,500)	(5,259)	58,362	92,856
Inventory	(242,043)	(64,473)	83,123	(415,474)
Prepaid expenses	(27,979)	25,239	29,122	(36,813)
Other receivables	(32,238)	9,780	9,511	(11,689)
Income tax refund receivable	--	--	50,567	24,692
Accounts payable	139,989	351,949	203,763	(20,822)
Accrued expenses	57,756	(34,896)	(12,837)	28,003
Net cash provided by (used in) operating activities	(26,660)	(1,185)	149,978	(688,076)

(Continued)

REED'S, INC.
fka
ORIGINAL BEVERAGE CORPORATION
STATEMENTS OF CASH FLOWS (Continued)

	Nine months ended September 30,		Year ended December 31,	
	2002 (unaudited)	2001 (unaudited)	2001	2000
CASH FLOWS FROM INVESTING ACTIVITIES:				
Purchase of property and equipment	(252,522)	(46,627)	(204,144)	(381,418)
Acquisition of intangible assets	(27,484)	(16,342)	(12,694)	(33,821)
Advances to officer	--	(22,538)	(22,538)	(20,193)
Payments received from officer	--	27,862	27,862	11,702
Decrease in restricted cash	--	--	--	(64,840)
Increase in restricted cash payable	--	--	--	64,840
Net cash used in investing activities	(280,006)	(57,645)	(211,514)	(423,730)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Principal payments on debt	(161,840)	(106,145)	(110,626)	(107,812)
Proceeds from issuance of common stock	--	36,500	36,500	1,282,913
Proceeds from borrowings	100,592	378,080	400,480	--
Net borrowing (repayment) on line of credit	256,942	42,530	40,966	(10,000)
Proceeds from borrowings - related parties	--	50,000	50,000	--
Payments on debt to related parties	--	--	--	(70,846)
Payments for deferred stock issuance costs	(96,128)	(56,267)	(113,244)	--
Bank overdraft	--	(14,718)	(14,718)	14,718
Net cash provided by financing activities	99,566	329,980	289,358	1,108,973
NET INCREASE (DECREASE) IN CASH	(207,100)	271,150	227,822	(2,833)
CASH - Beginning of period	228,672	850	850	3,683
CASH - End of period	$ 21,572	$ 272,000	$ 228,672	$ 850

The accompanying notes are an integral part of these financial statements.

REEDS, INC.
fka Original Beverage Corporation

STATEMENT OF CASH FLOWS

DECEMBER 31, 2001 AND 2000

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:

	2001	2000
Interest	$ 81,081	$ 44,741
Taxes	$ 800	$ 800

Non-cash investing and financing transactions:

In 2001, the Company:

converted debt and accrued interest in the amount of $27,815 into 20,766 shares of common stock.

issued 31,500 warrants with a value of $45,994 in connection with efforts to sell common stock, which were capitalized as deferred stock issuance costs.

granted 420,000 warrants with a value of $247,800 in connection with a debt offering which has been included as a discount upon the related debt.

In 2000, the Company:

incurred debt of $748,000 in connection with the acquisition of a building.

issued 130,000 shares of common stock with a value of $260,000 in connection with the acquisition of intangible assets.

converted debt of $150,000 into 200,000 shares of common stock.

issued 104,876 warrants with a value of $106,641 in connection with the sale of common stock

issued 30,000 warrants with a value of $25,973 as prepayment on a two-year consulting agreement

The accompanying notes are an integral part of these financial statements.

REED'S, INC.
fka
ORIGINAL BEVERAGE CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
AND NINE MONTHS ENDED SEPTEMBER 30, 2002 (unaudited)

	Common Stock		Additional Paid-In	Retained Earnings	
	Shares	Amount	Capital	(Deficit)	Total
BALANCES December 31, 1999	3,588,900	$ 359	$ 299,542	$ 121,152	$ 421,053
SALE OF COMMON STOCK, NET OF EXPENSES	699,975	70	1,138,702	--	1,138,772
STOCK ISSUED IN CONNECTION WITH ACQUISITION OF RIGHTS CHINA COLA	130,000	13	259,987	--	260,000
DEBT CONVERTED TO STOCK	200,000	20	149,980	--	150,000
EXERCISE OF WARRANTS	37,500	4	37,496		37,500
WARRANTS ISSUED TO NON-EMPLOYEES FOR SERVICES	--	--	132,614	--	132,614
STOCK ISSUED FOR COMPENSATION	1,500	--	3,000	--	3,000
NET LOSS	--	--	--	(443,503)	(443,503)
BALANCES December 31, 2000	4,657,875	466	2,021,321	(322,351)	1,699,436

(Continued)

REED'S, INC.

Fka

ORIGINAL BEVERAGE CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
AND NINE MONTHS ENDED SEPTEMBER 30, 2002 (unaudited)

| | Common Stock | | Additional Paid-In | Retained Earnings | |
	Shares	Amount	Capital	(Deficit)	Total
BALANCES December 31, 2000	4,657,875	466	2,021,321	(322,351)	1,699,436
STOCK ISSUED FOR COMPENSATION	14,500	2	28,998	--	29,000
STOCK ISSUED FOR SERVICES	3,200	--	6,400	--	6,400
EXERCISE OF WARRANTS	20,000	2	19,998	--	20,000
DEBT AND ACCRUED INTEREST CONVERTED TO STOCK	20,766	2	27,813	--	27,815
SALE OF COMMON STOCK, NET OF EXPENSES	4,250	--	16,500	--	16,500
WARRANTS ISSUED TO NON-EMPLOYEES FOR SERVICES	--	--	45,994	--	45,994
WARRANTS ISSUED WITH DEBT	--	--	247,800	--	247,800
NET LOSS	--	--	--	(508,256)	(508,256)
BALANCES December 31, 2001	4,720,591	472	2,414,824	(830,607)	1,584,689

(Continued)

REED'S, INC.

fka

ORIGINAL BEVERAGE CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
AND NINE MONTHS ENDED SEPTEMBER 30, 2002 (unaudited)
(CONTINUED)

	Common Stock		Additional Paid-In	Retained Earnings	
	Shares	Amount	Capital	(Deficit)	Total
BALANCES					
December 31, 2001	4,720,591	472	2,414,824	(830,607)	1,584,689
NET LOSS (unaudited)	--	--	--	(31,067)	(31,067)
BALANCES					
September 30, 2002 (unaudited)	4,720,591	$ 472	$ 2,414,824	$ (861,674)	$ 1,553,622

The accompanying notes are an integral part of these financial statements.

.

(A)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Reeds, Inc. fka Original Beverage Corporation (the "Company") is presented to assist in understanding the Company's financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

1) *Nature of Operations*

The Company was organized under the laws of the state of Florida in January 1991. In 2001, the Company changed its name from Original Beverage Corporation to Reed's, Inc. and changed its state of incorporation from Florida to Delaware. The Company's primary activity is manufacturing and marketing gourmet natural non-alcoholic beverages. Its home office is in California, with most of the manufacturing function done at a contract facility in Pennsylvania.

2) *Concentrations of Credit Risk*

The Company maintains its cash balance in two financial institutions. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. Periodically throughout the year the Company maintains balances in excess of federally insured limits. At December 31, 2001 the Company's uninsured balance totaled $127,472.

3) *Revenue Recognition*

Revenue is recognized on the sale of products when the products are shipped and all significant contractual obligations have been satisfied. Amounts paid by customers for shipping and handling costs are included in sales. Shipping, handling and warehousing costs are included in costs of sales in the statement of operations.

4) *Accounts Receivable*

The allowance for doubtful accounts is established through a provision for bad debt charged to expense. Receivables are charged off against the allowance when management believes that the collectibility of the account is unlikely. Recoveries of amounts previously charged off are credited to bad debt expense. Allowance for doubtful accounts for the year ended December 31, 2001 was $6,300.

The allowance for returns and discounts is established through a provision for returns and discounts charged against sales. Receivables are charged off against the allowance when payments are received or products are returned. The allowance for returns and discounts for the year ended December 31, 2001 was $3,150.

5) *Deferred Stock Offering Costs*

During the year ended December 31, 2001, the Company has incurred costs in connection with its attempt to undertake an initial public offering. Once sales of common stock have occurred, these costs will be netted against proceeds received. The costs incurred by the Company included herein consist of attorney's fees, accountant's fees, SEC filing fees, state filing fees, and other consulting fees all related to the initial public offering and future issuance of common stock.

(A)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

6) *Inventory*

Inventory is valued at the lower of cost (first-in, first-out) or market and is comprised of the following at December 31, 2001:

Raw materials	$ 434,359
Finished goods	819,120

	$1,253,479
	========

7) *Property and Equipment and Related Depreciation*

Property and equipment is stated at cost. Depreciation is calculated using accelerated and straight-line methods over the estimated useful lives of the assets as follows:

Building and improvements	39 Years
Machinery and equipment	7 Years
Computers	3-5 Years
Automobiles	5 Years
Office equipment	7 Years

Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Under SFAS 121, "Accounting for the Impairment of Long-lived Assets and Assets to be Disposed of" the Company recognizes impairment losses on property and equipment and intangible assets whenever events or changes in circumstances indicate that the carrying amount of long-lived assets, on an individual property basis, may not be recoverable through undiscounted future cash flows. Such losses are determined using estimated fair value or by comparing the sum of the expected future net cash flows to the carrying amount of the asset. Impairment losses are recognized in operating income, as they are determined. The Company does not believe that a current impairment exists. The Company has adopted FAS 144 "Accounting for the Impairment of Disposal of Long-Lived Assets" as of January 1, 2002. See note A-13 for further discussion.

(A)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

8) *Intangible Assets*

Goodwill represents the excess of acquisition costs over the fair market value of the net assets of acquired businesses and is being amortized on the straight-line basis over the estimated useful life of 20 years. Other intangible assets are being amortized on the straight-line basis over their estimated useful lives or their contractual terms as follows:

Design cost	10 years
Loan fee	25 years
Covenant not to compete	2 years

The Company has adopted FAS 141, "Business Combination" and FAS 142 "Goodwill and Other Intangible Assets" as of January 1, 2002. See Note A-13 for further discussion of the natures of the Statements. The Company is currently undergoing a valuation to recognize its intangible assets that arise from contractual or legal rights apart from goodwill. These intangible assets will include trade secrets, recipes, and trademarks. Estimated lives will be determined upon completion of the valuation.

9) *Advertising Costs*

Advertising costs are expensed as incurred and are included in selling expenses, in the amount of $107,499 and $79,784, for the years ended December 31, 2001 and 2000, respectively.

The EITF reached a final consensus on Issue 00-25, "Accounting for Consideration from a Vendor to a Retailer in Connection with the Purchase or Promotion of the Vendor's Products" and Issued 01-9 "Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor's Products." These consensuses address the accounting treatment and income statement classification for certain sales incentives, including cooperative advertising arrangements, buy downs and slotting fees. The consensus requires that slotting fees be reclassified as a reduction of gross sales. The Company had accounted for certain sales incentives, including slotting fees, as selling expenses. Although these guidelines will not become effective for the Company until the first quarter of the year ended December 31, 2002, the Company has elected early adoption and has restated the financial statements for the years ended December 31, 2001 and 2000 to include the required pro forma reclassifications of revenues and selling expenses within the statements of operations.   Costs reclassified from selling expense as a reduction of gross revenue totaled $368,866 and $262,317 for the years ended December 31, 2001 and 2000, respectively. There has been no impact on the reported net loss or loss per share.

(A)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

10) Income Taxes

The Company accounts for income taxes using the liability approach to financial accounting and reporting. Current income taxes are based on the year's income taxable for federal and state reporting purposes. The difference between the financial statement and tax bases of assets and liabilities is determined annually.

Deferred income tax assets and liabilities are computed for those currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax asset accounts to the amounts that will more likely than not be realized. A 100% valuation allowance has been placed upon the deferred tax asset. See Note K for further disclosure.

11) Stock Options

The Company accounts for employee stock options in accordance with Accounting Principles Board Opinion No. 25 (APB 25) "Accounting for Stock Issued to Employees". Under APB 25, the Company recognizes no compensation expense related to employee stock options, because the option price per share will not be less than the fair market value on the date of the grant.

In 1996, SFAS No. 123, "Accounting for Stock-Based Compensation", became effective. SFAS No. 123, which prescribes the recognition of compensation expense based on the fair value of options on the grant date, allows companies to continue applying APB 25 if certain pro-forma disclosures are made assuming hypothetical fair value method application. See Note H for further disclosure.

12) Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(A)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

13) New Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141, "Business Combination" ("FAS 141") and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("FAS 142"). FAS 141 requires all business combinations to be accounted for using the purchase method of accounting and is effective for all business combinations completed after June 30, 2001. The effect of this adoption on the Company's operating results or financial condition is not currently known. FAS 142 requires the use of a non-amortization approach to account for purchased goodwill and certain intangibles. Under a non-amortization approach, goodwill and certain intangibles will not be amortized into results of operations, but instead would be reviewed for impairment and written down and charged to results of operations only in the periods in which the recorded value of goodwill and certain intangibles is more than its fair value. The provisions of each statement, which apply to goodwill and certain intangibles acquired prior to June 30, 2001 will be adopted on January 1, 2002. The Company expects the adoption of these standards will have the impact of reducing its amortization of goodwill commencing January 1, 2002. The effect upon adoption is currently unknown, however impairment reviews may result in write downs in both the adoption period and in future periods. The unamortized goodwill was $812,174 as of December 31, 2001. Amortization of goodwill for the years ended December 31, 2001 and 2000 was $45,351 and $33,521, respectively.

In June 2001, Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("FAS 143") was issued. FAS 143 addresses financial accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets and the associated retirement costs that result from the acquisition, construction, or development and normal operation of a long-lived asset. Upon initial recognition of a liability for an asset retirement obligation, FAS 143 requires an increase in the carrying amount of the related long-lived asset. The asset retirement cost is subsequently allocated to expense using a systematic and rational method over the assets useful life. FAS 143 is effective for fiscal years beginning after June 15, 2002. The adoption of this statement is not expected to have a material impact on the Company's financial position or results of operations.

In October 2001, the FASB issued Statement No. 144, "Accounting for the Impairment of Disposal of Long-Lived Assets" (FAS 144). FAS 144 replaces FAS Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of" (FAS 121). FAS 144 develops one accounting model, based on the framework established in FAS 121, for long-lived assets to be disposed of by sale. The accounting model applies to all long-lived assets, including discontinued operations, and it replaces the provisions of APB Opinion No. 30, "Reporting Results of Operations-Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for disposal of segments of a business. FAS 144 requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. FAS 144 also broadens the definition of discontinued operations. FAS 144 is effective for the Corporation's fiscal year beginning January 1, 2002. Management believes that FAS 144 will not have a material impact on the Company's financial statements.

(A)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

14) Reclassifications

Certain reclassifications have been made to the prior year financial statements in order for them to conform to the current year presentation. There has been no effect on prior year's reported net loss or loss per share.

Prior year's sales, cost of sales, and selling expenses have been restated. Sales have decreased by $262,317 due to early adoption of EITF 00-25 (see Note A-9) and selling expenses have decreased by the same amount. Cost of sales has increased by $295,155 due to reclassification of shipping and handling cost and selling expenses have decreased by this amount. This has had an effect to decrease gross margin by $557,472.

In 2000 two issuances of warrants to non-employees were accounted for as options issued to employees. These amounts have been reclassified as warrants and accounted for in accordance with FAS 123. Both issuances impacted the balance sheet only and there was no effect on reported net loss or loss per share. Additional paid in capital has had a net increase of $25,973. The disclosures at Note H have been amended accordingly.

(B)   PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2001:

Building and improvements	$ 515,846
Land	409,546
Machinery and equipment	384,177
Computers	84,003
Automobiles	50,580
Office equipment	14,935
	1,459,087
Less: Accumulated depreciation	(162,600)
	$1,296,487

Depreciation expense for the years ended December 31, 2001 and 2000 was $48,239 and $30,383, respectively.

(C)   INTANGIBLE ASSETS

Intangible assets are carried at cost and consist of the following:

Goodwill and other intangibles	$909,982
Design cost	36,586
Loan fee	18,614
Covenant not to compete	10,000

	975,182
Less: Accumulated amortization	(116,206)

	$858,976
	=======

Amortization expense for the years ended December 31, 2001 and 2000 was $63,141 and $35,086, respectively.

(D)   LINE OF CREDIT

The Company has an unsecured $50,000 line of credit with a bank. Interest is payable monthly at the Wall Street Journal prime rate plus 1.5%. The Company's outstanding balance was $40,966 at December 31, 2001. The interest rate in effect at December 31, 2001 was 6.5%.

(E)   NOTES PAYABLE TO RELATED PARTIES

Notes payable to related parties consists of the following at December 31, 2001:

Note payable to a relative of the majority stock- holder, unsecured, payable in monthly installments of $7,500 beginning June 2003, including interest at 8% per annum. until paid in full. The note holder can convert the outstanding balance of the note to common stock at $2.00 per share. The note matures July 2005.	$177,540
Note payable to a relative of the majority stock- holder, unsecured, payable in monthly installments of $2,500, beginning June 2003, including interest at 10% per annum until paid in full. The note matures March 2005.	49,804
Note payable to a director of the Company, unsecured, with interest at 8% per annum. Warrants will be granted equal to 1 share per dollar when the loan is repaid for a maximum of 50,000 warrants to be issued. The warrants will have an exercise price of $3 and a term of 10 years. Principal and any unpaid interest is due in February 2003.	

(E) NOTES PAYABLE TO RELATED PARTIES (CONTINUED)

The balance of the note, net of discount attributed to the
 value of the warrants of $20,650, is   29,350

                                                                            256,694

Less: Current maturities   --

                                                                           $256,694
                                                                          =======

The aggregate maturities of notes payable to related parties for each of the next four years are as
follows:

Year Ending December 31,	
2002	$ --
2003	110,074
2004	110,149
2005	57,121

	277,344
Less unamortized discount	(20,650)

	$ 256,694
	========

In connection with all three notes, the Company incurred interest expense of approximately $19,400 and
$23,000 to relatives of certain stockholders and $2,300 and $0 to a director of the Company for the years
ended December 31, 2001 and 2000, respectively.
In connection with the note payable issued with warrants above, amortization of the discount included in
interest expense is $8,850 and $0 for the years ended December 31, 2001 and 2000, respectively.

(F) LONG-TERM DEBT

Long-term debt consists of the following at December 31, 2001:

Note payable to SBA in the original amount of $748,000
 with interest at the Wall Street Journal prime rate plus 1%,
 adjusted monthly with no cap or floor. The monthly
 combined principal and interest payments are $4,725,
 subject to annual adjustments. The interest
 rate in effect at December 31, 2001 was 6%. The note
 is secured by land and building and guaranteed by the
 majority stockholder. The note matures November,
 2025. $ 737,595

(F)   LONG-TERM DEBT (CONTINUED)

Note payable for a business acquisition in the original amount of $500,000, payable at $100,000 per annum, including 5.37% imputed interest. The note is collateralized by a pledge of 3,200,000 shares of common stock owned by the majority stockholder, who has also personally guaranteed the obligation. The note matures June 2004. The balance, net of imputed interest of $21,674, is	278,326
Notes payable to various non-related parties, unsecured, with interest at 8% per annum. Principal and accrued interest are payable in full at the end of the note term. Upon repayment of the loan and any accrued interest the debt holders will be entitled to one warrant for each dollar of debt, for maximum of 370,000 warrants. The warrants will have an exercise price of $3 and a term of 10 years. Principal and any unpaid interest is due in February 2003. The balance of the note, net of discount attributed to the value of the warrants of $152,810 is	217,190
The Company obtained a building improvement loan with a maximum draw of $168,000. It has a 25 year term, with interest at the Wall Street Journal prime rate plus 1%, adjusted monthly with no cap or floor. The combined principal and interest payments is $1,597, subject to annual adjustments. The interest rate in effect at December 31, 2001 was 6%. The note is secured by land and building and guaranteed by the majority stockholder. The Company has drawn only a portion of the total at period end.	26,168
Notes payable to a non-related individual, due on demand, unsecured, with interest at 10% per annum. The notes are convertible to common stock at 60% of the initial public offering price or 75% of a private offering. Upon the occurrence of the initial public offering, the Company will recognize a beneficial conversion feature in interest expense of $3,000. The Company will recognize this expense regardless of whether the loan is converted to equity.	9,000

(F)   LONG-TERM DEBT (CONTINUED)

Note payable to GMAC, secured by an automobile,
payable in monthly installments of $523 including
interest at 2.9%. The note matures February 2002.

	1,037

	1,269,316
Less: Current maturities	(119,037)

	$1,150,279
	========

The aggregate maturities of long-term debt for each of the next five years and thereafter are as follows:

Years Ending December 31,	
2002	$ 119,037
2003	479,886
2004	110,870
2005	11,962
2006	13,175
Thereafter	708,870

	1,443,800
Less imputed interest	(21,674)
Less unamortized discount	(152,810)

	$ 1,269,316
	========

In connection with the note payable for a business acquisition above, amortization of imputed interest included in interest expense is $16,516 and $21,748 for the years ended December 31, 2001 and 2000, respectively.

In connection with the note payable issued with warrants above, amortization of the discount included in interest expense is $65,490 and $0 for the years ended December 31, 2001 and 2000, respectively.

During the year ended December 31, 2001 two lenders converted notes and accrued interest into shares of common stock. One lender converted debt and accrued interest of $10,000 in 8,889 shares of common stock at a conversion price of $1.125 per share. The other lender converted debt and accrued interest of $17,815 into 11,877 shares of common stock at a conversion price of $1.50 per share.

During the year ended December 31, 2000 three lenders converted notes totaling $150,000 into 200,000 shares of common stock. The conversion price was $0.75 per share.

(G) LOSS PER SHARE

Loss per share calculations are in accordance with SFAS No. 128, "Earnings Per Share." "Basic" loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding for the year. "Diluted" loss per share is computed by dividing net loss by the weighted average number of common shares outstanding plus the dilutive effect of outstanding common stock warrants and convertible debentures.

| | Years Ended December 31, | |
	2001	2000
Numerator:		
Net loss, earnings per share and earnings per share - assuming dilution	$(508,256)	$ (443,503)
Denominator:		
Earnings per share - weighted average shares outstanding	4,702,208	4,010,904
Effect of dilutive securities	--	--
Earnings per share	$(0.11)	$(0.11)
Earnings per share - assuming dilution	$(0.11)	$(0.11)

For the years ended December 31, 2001 and 2000, the calculations of basic and diluted earnings per share are the same because potential dilutive securities would have an antidilutive effect. The potentially dilutive securities consisted of the following at December 31, 2001 and 2000:

	2001	2000
Warrants	375,594	278,625
Convertible notes	50,135	8,944
Options	21,135	--
	446,864	287,569

(H)   STOCK OPTIONS AND WARRANTS

(1)   Stock Options

The Company has granted certain employees stock options to purchase the Company's common stock under employment agreements. The options generally vest immediately or when services are performed and have a maximum term of 10 years.

In 2001, the Company adopted the Original Beverage Corporation 2001 Stock Option Plan. The options shall be granted from time to time by the Compensation Committee. Individuals eligible to receive options include employees of the Company, consultants to the Company and directors of the Company. The options shall have a fixed price, which will not be less than 100% of the fair market value per share on the grant date.

Options granted to employees are accounted for according to APB 25. Options granted to non-employees are treated as warrants and accounted for in accordance with FAS 123.

The following table summarizes the stock option activity for the years ended December 31, 2000 and 2001:

	Options	Weighted Average Exercise Price
Balance, January 1, 2000	20,000	$ 2.00
Granted – 2000	17,500	2.00
Exercised – 2000	--	--
Forfeited – 2000	--	--
Balance, December 31, 2000	37,500	2.00
Granted – 2001	17,500	3.00
Exercised – 2001	--	--
Forfeited – 2001	--	--
Balance, December 31, 2001	55,000	$ 2.32
Options exercisable	55,000	$ 2.32

(H)   STOCK OPTIONS AND WARRANTS (CONTINUED)

(1)   Stock Options (Continued)

A summary of the options outstanding and exercisable at December 31, 2001 is as follows:

Exercise Price Range	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$2.00	37,500	104 months	$2.00
$3.00	17,500	114 months	$3.00

Had compensation cost for the plan been determined based on the fair value of the options at the grant date consistent with the methodology prescribed by SFAS 123, the Company's net loss would have been the pro forma amounts indicated below:

	2001	2000
Net loss		
As reported	$ (508,256)	$ (443,503)
Pro forma	$ (533,806)	$ (460,703)
Earnings per share		
As reported	$ (0.11)	$ (0.11)
Pro forma	$ (0.11)	$ (0.11)

The following is a schedule of the weighted average exercise price and weighted average fair value in accordance with SFAS 123 for options granted in 2000:

	Weighted Average Exercise price	Weighted Average Fair value
Exercise price:		
Equals market price	$2.00	$1.02
Exceeds market price	--	--
Less than market price	--	--

(H)   STOCK OPTIONS AND WARRANTS (CONTINUED)

(1)   Stock Options (Continued)

The following is a schedule of the weighted average exercise price and weighted average fair value in accordance with SFAS 123 for options granted in 2001:

	Weighted Average Exercise Price	Weighted Average Fair Value
Exercise price:		
Equals market price	$3.00	$1.46
Exceeds market price	--	--
Less than market price	--	--

The fair value of each option grant is estimated on the date of grant using the Black-Scholes options pricing model with the following assumptions used for grants in 2001 and 2000: no expected dividends, 49% volatility, average risk – free interest rates ranging from 4.81% to 6.30% and expected lives of five years.

For the years ended December 31, 2001 and 2000, there were no compensation costs recognized in the net loss because no options were issued for less than the market value.

(2)   Warrants

The Company grants warrants to non-employees. The warrants are exercisable immediately or when services have been performed and expire 5 to 10 years after issuance.

A summary to the warrants outstanding and exercisable at December 31, 2001 is as follows:

Exercise Price Range	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$0.02	262,500	42 months	$0.02
$2.00	119,876	103 months	$2.00
$3.00	466,500	119 months	$3.00

The amounts above included all warrants accounted for. However, 420,000 warrants have not been issued because they will not be issued until the related debt has been paid, which will be February 2003.

The fair value of each warrant grant is estimated on the date of grant using the Black-Scholes options pricing model. The following assumptions were used for grants in 2001: no expected dividends, 49% volatility, average risk – free interest rates ranging from 5.17% to 6.30% and expected lives of five years. The following assumptions were used for grants in 2001: no expected dividends, 49% volatility, average risk – free interest rates ranging from 4.76% to 4.81% and expected lives of five years.

(H)   STOCK OPTIONS AND WARRANTS (CONTINUED)

(2) Warrants (Continued)

For the year ended December 31, 2000, the Company incurred costs of $132,614 related to the issuance of warrants to non-employees. Of that amount, $106,641, representing 104,876 warrants, was incurred in relation to the sale of the Company's common stock and the amount was netted against proceeds received from the sale. The remaining $25,973, representing 30,000 warrants, was prepayment on a consulting contract entered into in December 2000 with a two-year term. This amount has been included in prepaid assets in 2000 and will be expensed over the life of the agreement.

For the year ended December 31, 2001, the Company incurred costs of $45,994 related to the issuance of 31,500 warrants to non-employees. These warrants were issued in relation to the Company's initial public offering. The cost has been included in deferred stock issuance costs and will be netted against proceeds received from the sale of common stock. Also, during 2001, as discussed in Notes E and F, the Company issued $420,000 of debt with warrants attached at a ratio of 1 warrant per $1 of debt for a total of 420,000 warrants. The warrants will be issued upon repayment of the debt. The value assigned to the warrants is $247,800, which was also the discount on the related debt. In addition, the Company recognized an expense of $12,987 as amortization of the December 2000 consulting contract, which had been prepaid through issuance of warrants.

(I)   CONCENTRATIONS

During the years ended December 31, 2001 and 2000, two of the Company's customers together accounted for approximately 22% of sales in each year. These two customers accounted for 29% of outstanding accounts receivable at December 31, 2001.

The sale of the Company's products is attributable to the following product categories:

	2001	2000
Gourmet non-alcoholic beverages	87%	91%
Other products	13%	9%

For the years ended December 31, 2001 and 2000, approximately 98% of the Company's sales were to customers in the United States of America. All of the Company's long lived assets are located in the United States of America.

The Company currently relies on a single contract packer for a majority of its production and bottling of beverage products. The Company has different packers for their non-beverage products. Although there are other packers and the Company is in the process of outfitting their own brewery and bottling plant, a change in packers may cause a delay in the production process, which could ultimately affect operating results.

(J)   OTHER INCOME AND EXPENSE

Other income consists of the following:

	2001	2000
Forgiveness of interest	$ --	$15,592

Other expense consists of the followings:

	2001	2000
Miscellaneous non-operating expenses	$ 1,388	$ --

(K)   INCOME TAXES

At December 31, 2001, the Company had available Federal and state net operating loss carryforwards to reduce future taxable income of approximately $993,000 and $635,000, respectively. Federal carryforwards expire through 2021 and the state carryforwards expire through 2006. The deferred tax asset is approximately $369,000 at December 31, 2001; however, due to the uncertainty as to whether the Company will realize the benefit, a valuation allowance has been established for 100% of the deferred tax asset.

The provision for income taxes is comprised of the following at December 31, 2001:

	Federal	State	Total
Current	$ --	$ 800	$ 800
Deferred	(8,400)	(5,600)	(14,000)
	$ (8,400)	$ (4,800)	$ (13,200)

The provision for income taxes is comprised of the following at December 31, 2000:

	Federal	State	Total
Current	$ (45,567)	$ 800	$ (44,767)
Deferred	3,583	874	4,457
	$ (41,984)	$ 1,674	$ (40,310)

(K)   INCOME TAXES (CONTINUED)

The components of the Company's net deferred tax provision are as follows:

	2001	2000
Net operating loss	$ (255,690)	$ (120,085)
Depreciation and amortization	3,612	10,518
Other	(10,792)	(6,061)
Valuation reserve	248,870	120,085
	$ (14,000)	$ 4,457

The components of the Company's net deferred tax asset are as follows:

Net operating loss	$ 374,631
Other	(5,676)
Valuation reserve	(368,955)
	$ --

A reconciliation of the provision for income taxes to the amount computed at the Federal statutory rate is as follows:

	2001	2000
Federal income benefit at statutory rate	$(182,512)	$(162,192)
State minimum tax	800	528
Permanent differences	(80,358)	1,269
Change in valuation reserve	248,870	120,085
	$ (13,200)	$ (40,310)

(L)   COMMITMENTS

In connection with the acquisition of the rights to China Cola, the Company entered into a royalty agreement
for a period from July 2000 to June 2002 for $0.75 per case sold of China Cola products with a
minimum payment of $18,750 per year. The payments are being made to the former owner of China
Cola who is now one of the Company's directors. Expenses incurred under this agreement are
classified as selling expenses in the income statement. The expense under this agreement totaled
$20,174 and $8,077 for the years ended December 31, 2001 and 2000, respectively

The Company has an agreement with Malibu Teaz that gives the Company license to manufacture and market
the product. The Company must pay Malibu Teaz 50% of all profits from the sale of the product. Per
the agreement, profit is defined as actual revenue from sales less actual expenses of the Company in
effecting or causing the manufacture,
marketing, and shipment of the products, including reasonable overhead. Expenses incurred under this
agreement are classified as selling expenses in the income statement. The expense under this
agreement totaled $3,336 and $1,605 for the years ended December 31, 2001 and 2000, respectively.

The Company leases two pieces of machinery under non-cancelable operating leases. The first lease calls for
monthly payments of $1,795 and expires in October 2006. The Company has the option to renew the
lease for another eight months or purchase the equipment at fair market value. The second lease calls
for monthly payments of $185 and expires in May 2004.

Future payments under these leases for each of the next five years are as follows:

Years Ending December 31,	
2002	$ 23,760
2003	23,760
2004	22,465
2005	21,540
2006	17,950
	$ 109,475

(M)   SUBSEQUENT EVENT

In March 2002, the Company signed a letter of intent to obtain a line of credit with Alco Financial
Services.

(A)   BASIS OF PRESENTATION

In the opinion of management, the accompanying unaudited financial statements of Reed's, Inc. fka Original Beverage Corporation (the "Company") include all adjustments (consisting only of normal recurring adjustments) considered necessary to present fairly its financial position as of September 30, 2002, and the results of operations, and cash flows for the nine months ended September 30, 2002 and 2001. The results of operations for the nine months ended September 30, 2002 and 2001 are not necessarily indicative of the results to be expected for the full year or for any future period.

The financial statements and notes included herein should be read in conjunction with the audited financial statements and notes thereto.

(B)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1)   Inventory

Inventory is valued at the lower of cost (first-in, first-out) or market and is comprised of the following:

	September 30, 2002
Raw materials	$ 577,105
Finished goods	918,417
	$ 1,495,522

(2)   Earnings per share

The Company accounts for its earnings per share and earnings per share - with dilution in accordance with Statement of Financial Accounting Standards No. 128 "Earnings per Share" (SFAS no. 128).

(B)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(2)   Earnings per share (Continued)

The following table sets forth the computation of earnings per share:

	For the nine months ended September 30,	
	2002	**2001**
Numerator		
Net loss	$ (31,067)	$ (450,929)
Denominator		
Weighted average shares outstanding	4,720,591	4,693,018
Loss per share	$ (0.01)	$ (0.10)

For the nine months ended September 30, 2002 and 2001 the calculation of basic and diluted earnings per share amounts are the same because potential dilutive securities would have had an anti-dilutive effect. Potentially dilutive securities consists of the following at September 30, 2002 and 2001.

	2002	**2001**
Warrants	426,578	277,437
Stock options	23,125	75,948
Convertible notes	50,135	55,885
	------------	----------
	499,838	409,270
	======	======

(C)   INTANGIBLES

On January 1, 2002, the Company adopted SFAS 141 "Business Combinations" and SFAS142 "Goodwill and Other Intangible Assets". These standards change the accounting for business combinations by, among other things, prohibiting the prospective use of pooling-of-interests accounting and requiring companies to stop amortizing goodwill and certain intangible assets with an indefinite useful life. Instead, goodwill and intangible assets deemed to have an indefinite useful life will be subject to an annual review for impairment.

The Company performed a valuation on goodwill and other intangible assets. It was determined that amounts previously reported as goodwill were attributable to the trade names Virgil's and China Cola.

Upon adoption of SFAS 142 in the first quarter of 2002 and subsequent valuation, the Company recorded a one-time, non-cash charge of $11,973 to reduce the carrying value of the trade name for China Cola. The charge resulted from a revision of estimated product sales in future years. Such charge is reflected as a cumulative effect of an accounting change in the accompanying consolidated

(C)   INTANGIBLES (CONTINUED)

statement of operations. In calculating the impairment charge, the fair value of the trade name was estimated using a discounted cash flow methodology.

The Company will perform an impairment test related to the trade names every year beginning in 2002.

The changes in the carrying amount of goodwill for the nine months ended September 30, 2002, are as follows:

Balance as of January 1, 2002	$ 812,174
Reclassification to trade names	(812,174)
Balance as of September 30, 2002	$ --

As of September 30, 2002 and December 31, 2001, the Company's intangible assets and related accumulated amortization consisted of the following:

	As of September 30, 2002		
	Gross	Accumulated Amortization	Net
Intangible assets subject to amortization			
Design costs	$ 64,070	$ (15,502)	$ 48,568
Loan fee	18,614	(1,303)	17,311
Covenant not to Compete	10,000	(9,167)	833
	$ 92,684	$ (25,972)	$ 66,712

Intangible assets not subject to amortization	
Trade name-Virgil's Root Beer	$ 576,201
Trade name- China Cola	224,000
	$ 800,201

(C)   INTANGIBLES (CONTINUED)

	Gross	Accumulated Amortization	Net
		As of December 31, 2001	
Intangible assets subject to amortization			
Design costs	$ 36,586	$ (12,056)	$ 24,530
Loan fee	18,614	(925)	17,689
Covenant not to compete	10,000	(5,417)	4,583
	$ 65,200	$ (18,398)	$ 46,802
Intangible assets not subject to amortization			
Goodwill	$ 909,982	$ (97,808)	$ 812,174

The Company recorded amortization expense of $7,575 during the first three quarters of 2002 compared to $6,401 on a pro forma basis (no amortization of goodwill) during the first three quarters of 2001.

(C) INTANGIBLES (CONTINUED)

Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the succeeding 5 years are as follows:

December 31, 2002	$	9,441
2003		4,858
2004		4,858
2005		4,858
2006		4,858

As acquisitions and dispositions occur in the future, these amounts may vary.

During the first quarter of 2002, the Company acquired the following intangible assets:

		Weighted Average Amortization Period
Design costs	$27,484	10 years

The 2001 results on a historical basis do not reflect the provisions of FAS 142. Had the Company adopted FAS 142 on January 1, 2001, the historical net loss would have been changed to the pro forma amounts indicated below:

	Nine months ended September 30, 2001 (Unaudited)	**Years ended December 31,**	
		2001	**2000**
Net loss as reported	$ (450,929)	$ (508,256)	$ (443,503)
Add: Goodwill amortization	29,289	45,351	33,521
Pro forma net loss	$ (421,640)	$ (462,905)	$ (409,982)

(C)   INTANGIBLES (CONTINUED)

	Nine months ended September 30, 2001 (Unaudited)	Years ended December 31, 2001	2000
Basic and diluted earnings per share			
Net loss as reported	$ (0.10)	$ (0.11)	$ (0.11)
Add: Goodwill amortization	0.01	0.01	0.01
Adjusted net loss	$ (0.09)	$ (0.10)	$ (0.10)

(D)   LONG-TERM DEBT

Long-term debt consists of the following at September 30, 2002:

Note payable to SBA in the original amount of
$748,000 with interest at the Wall Street Journal
prime rate plus 1%, adjusted monthly with no cap or
floor. The monthly combined principal and interest payments
are $4,725, subject to annual adjustments. The interest
rate in effect at September 30, 2002 was 5.75%. The note
is secured by land and building and guaranteed by the
majority stockholder. The note matures November, 2025. $ 726,792

Notes payable to various non-related parties, unsecured,
with interest at 8% per annum. Principal and accrued
interest are payable in full at the end of the note
term. Upon repayment of the loan and any accrued
interest the debt holders will be entitled to one
warrant for each dollar of debt, for maximum of 320,000
warrants. The warrants will have an exercise price of
$3 and a term of five years. Principal and any unpaid
interest is due in October 2003. The balance of the
note, net of discount attributed to the value of
the warrants of $60,185 is   259,815

(D)   LONG-TERM DEBT (CONTINUED)

Note payable for a business acquisition in the
original amount of $500,000, payable at $100,000
per annum, including 5.37% imputed interest. The note
is collateralized by a pledge of 3,200,000 shares of
common stock owned by the majority stockholder, who has
also personally guaranteed the obligation. The note
matures June 2004. The balance, net of imputed
interest of $12,069, is   187,931

The Company obtained a building improvement loan with
a maximum draw of $168,000. It has a 25 year term,
with interest at the Wall Street Journal prime rate
plus 1%, adjusted monthly with no cap or floor. The
combined principal and interest payments is $1,597,
subject to annual adjustments. The interest rate in
effect at June 30, 2001 was 5.75%. The note is
secured by land and building and guaranteed by the
majority stockholder. The Company has drawn only a
portion of the total at period end.   126,760

Note payable to a non-related individual, due on
demand, unsecured, with interest at 10% per annum.
The notes are convertible to common stock at 60%
of the initial public offering price or 75% of a
private offering. Upon the occurrence of the initial
public offering, the Company will recognize a
beneficial conversion feature in interest expense
of $3,000. The Company will recognize this expense
regardless of whether the loan is converted to equity.   9,000

                                                                     1,310,298
                            Less: Current maturities   (149,241)

                                                                $ 1,161,057
                                                                ==========

See Note J regarding the extension of the due date for $290,000 of the loans by various non-related parties.

(E)   NOTES PAYABLE TO RELATED PARTIES

Notes payable to related parties consists of the following at September 30, 2002:

Note payable to a relative of the majority stockholder, unsecured, payable in monthly installments of $7,500 beginning July 2003, including interest at 8% per annum. until paid in full. The note holder can convert the outstanding balance of the note to common stock at $2.00 per share. The note matures July 2005.	$ 177,540
Note payable to a relative of the majority stock-holder, unsecured, payable in monthly installments of $2,500, beginning October 2003, including interest at 10% per annum until paid in full. The note matures March 2005.	49,804
Note payable to a director of the Company, unsecured, with interest at 8% per annum. Warrants will be granted equal to 1 share per dollar when the loan is repaid for a maximum of 50,000 warrants to be issued. The warrants will have an exercise price of $3 and a term of five years. Principal and any unpaid interest is due in October 2003. The balance of the note, net of discount attributed to the value of the warrants of $8,850 is	41,150

	268,494
Less: Current maturities	--

	$ 268,494
	=========

See Note J regarding the extension of the due date for the $50,000 loan by a director of the Company.

(F) OTHER INCOME AND EXPENSE

Interest expense consists of the following:

	2002	**2001**
Amortization of note discount	$ 104,425	$ 37,170
Imputed interest	9,605	12,935
Other	100,327	86,558
	$ 214,357	$ 136,663

(G) LINE OF CREDIT

The Company has an unsecured $50,000 line of credit with a bank. Interest is payable monthly at the Wall Street Journal prime rate plus 1.5%. The Company's outstanding balance was $47,856 at September 30, 2002. The interest rate in effect at September 30, 2002 was 6.25%.

In June 2002, the Company executed an agreement for a line of credit with Alco Financial Services LLC. The maximum available under the line of credit is $500,000 with interest accruing at 8% in excess of the Prime Rate, secured by accounts receivable, inventory, property and equipment and intangible assets, due in June 2003. As of September 30, 2002 the line of credit had an outstanding balance of $250,052.

(H) COMMITMENTS

In connection with the acquisition of the rights to China Cola, the Company entered into a royalty agreement for a period from July 2000 to June 2002 for $0.75 per case sold of China Cola products with a minimum payment of $18,750 per year. The payments are being made to the former owner of China Cola who is now one of the Company's directors. Expenses incurred under this agreement are classified as selling expenses in the income statement. The expense under this agreement totaled $8,025 and $18,688 for the nine months ended September 30, 2002 and 2001, respectively.

The Company has an agreement with Malibu Teaz that gives the Company license to manufacture and market the product. The Company must pay Malibu Teaz 50% of all profits from the sale of the product. Per the agreement, profit is defined as actual revenue from sales less actual expenses of the Company in effecting or causing the manufacture, marketing, and shipment of the products, including reasonable overhead. Expenses incurred under this agreement are classified as selling expenses in the income statement. The expense under this agreement totaled $0 and $1,197 for the nine months ended September 30, 2002 and 2001, respectively.

The Company leases two pieces of machinery under non-cancelable operating leases. The first lease calls for monthly payments of $1,795 and expires in October 2006. The Company has the option to renew the lease for another eight months or purchase the equipment at fair market value. The second lease calls for monthly payments of $185 and expires in May 2004.

(I)   STOCK OPTIONS AND WARRANTS

(1)   Stock Options

The Company has granted certain employees stock options to purchase the Company's common stock under employment agreements. The options generally vest immediately or when services are performed and have a maximum term of five years.

In 2001, the Company adopted the Original Beverage Corporation 2001 Stock Option Plan. The options shall be granted from time to time by the Compensation Committee. Individuals eligible to receive options include employees of the Company, consultants to the Company and directors of the Company. The options shall have a fixed price, which will not be less than 100% of the fair market value per share on the grant date.

Options granted to employees are accounted for according to APB 25. Options granted to non-employees are treated as warrants and accounted for in accordance with FAS 123.

The following table summarizes the stock option activity for the nine months ended September 30, 2002:

	Options		Weighted Average Exercise Price
Balance, January 1, 2002	55,000	$	2.32
Granted – 2002	17,500		6.00
Exercised – 2002	--		--
Forfeited – 2002	--		--
	72,500	$	3.21
Options exercisable	72,500	$	3.21

(I)   STOCK OPTIONS AND WARRANTS (CONTINUED)

(1)   Stock Options (Continued)

A summary of the options outstanding and exercisable at September 30, 2002 is as follows:

Exercise Price Range	Remaining Number	Weighted Average Contractual Life	Weighted Average Exercise Price
$2.00	37,500	57 months	$2.00
$3.00	17,500	57 months	$3.00
$6.00	17,500	57 months	$6.00

Had compensation cost for the plan been determined based on the fair value of the options at the grant date consistent with the methodology prescribed by SFAS 123, the Company's net loss for the nine months ended September 30, 2002 and 2001 would have been the pro forma amounts indicated below:

	2002	2001
Net loss		
As reported	$ (31,067)	$ (450,929)
Pro forma	$ (44,717)	$ (485,054)
Earnings per share		
As reported	$ (0.01)	$ (0.10)
Pro forma	$ (0.01)	$ (0.10)

The following is a schedule of the weighted average exercise price and weighted average fair value in accordance with SFAS 123 for options granted in 2002:

	Weighted Average Exercise Price	Weighted Average Fair Value
Exercise Price	$ --	$ --
Equals market price	6.00	1.46
Exceeds market price	--	--
Less than market price	--	--

The fair value of each option grant is estimated on the date of grant using the Black-Scholes options pricing model with the following assumptions used for grants in 2002 and 2001: no expected dividends, 49% volatility, average risk-free interest rates of 3.01% and expected lives of two and a half years.

For the nine months ended September 30, 2002 and 2001, there were no compensation costs recognized in the net loss because no options were issued for less than the market value.

(2)   Warrants

The Company grants warrants to non-employees. The warrants are exercisable immediately or when services have been performed and expire five years after issuance.

A summary to the warrants outstanding and exercisable at September 30, 2002 is as follows:

Exercise Price Range	Remaining Number	Weighted Average Contractual Life	Weighted Average Exercise Price
$0.02	262,500	33 months	$0.02
$2.00	119,876	57 months	$2.00
$3.00	466,500	59 months	$3.00

The amounts above included all warrants accounted for. However, 370,000 warrants have not been issued because they will not be issued until the related debt has been paid, which will be October 2003.

The fair value of each warrant grant is estimated on the date of grant using the Black-Scholes options pricing model. For the nine months ended September 30, 2002, there were no compensation costs recognized in the net loss or in the balance sheet because no warrants were issued. The following assumptions were used for grants in 2001: no expected dividends, 49% volatility, average risk – free interest rates ranging from 4.76% to 4.81% and expected lives of five years.

For the nine months ended September 30, 2001, the Company incurred costs of $45,994 related to the issuance of 31,500 warrants to a non-employee. These warrants were issued in relation to the Company's initial public offering. The cost has been included in deferred stock issuance costs and will be netted against proceeds received from the sale of common stock. Also, during 2001, as discussed in Notes E and F of the December financial statement notes, the Company issued $420,000 of debt with warrants attached at a ratio of 1 warrant per $1 of debt for a total of 420,000 warrants. The warrants will be issued upon repayment of the debt. The value assigned to the warrants is $247,800, which was also the discount on the related debt.

(J)   SUBSEQUENT EVENTS

Subsequent to September 30, 2002, the Company was granted due date extension on certain debt. The company has $320,000 of notes payable to various non-related parties. The notes were originally due in July 22003 The company has been able to extend the due date for $290,000 of these notes until October 2003. In addition, the Company has $50,000 of notes payable to a director of the Company, which had a due date of July 2003. This note has also been extended until October 2003. The current portion of long-term debt has been adjusted accordingly.

APPENDIX A
SUBSCRIPTION AGREEMENT

To Reed's, Inc.:

Please issue shares of your common stock in the amounts and name(s) shown below. My signature acknowledges that I have received the Prospectus dated _____, 2002.

I further represent that I am a resident of the state of _____ and that the broker dealer through whom I am making this purchase is Blue Bay Capital, Ltd.

I understand that Reed's Inc. and Blue Bay Capital will be relying on the above representations by me.

_____   _____
(Signature)   (Date)

_____   _____
(Signature)   (Date)

Enclosed is payment for _____ shares at $6.00;   Total: $_____*

Register the shares in the following name(s) and amount(s): (Please Print)

   Name(s): _____

   Number of share(s): _____

   As: (check one)
   [ ] Individual [ ] Joint Tenancy [ ] Husband & Wife as community property
   [ ] Tenants in Common   [ ] Corporation   [ ] Trust [ ] Other: _____

   For the person(s) who will be registered shareowners:
   Mailing Address:_____
   City, State:_____ Zip:_____
   Telephone:_____
   Social Security or Taxpayer ID Number(s):_____

No Subscription Is Effective Until Acceptance. The undersigned understands that this subscription may be accepted or rejected in whole or in part by Reed's, Inc. in its sole discretion and that this subscription is and shall be irrevocable unless Reed's, Inc. for any reason rejects this subscription.

                    ****
   Subscription Accepted by Reed's, Inc.:

_____   _____
   Christopher Reed, President   Date

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers

Pursuant to our company's Bylaws, we may indemnify our directors and officers under certain circumstances against reasonable expenses (including court costs and attorneys' fees), judgments, penalties, fines, and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which any of them is a party by reason of his being a director, officer, employee, or agent of our company if it is determined that he acted in accordance with the applicable standard of conduct set forth in such statutory provisions. Thus, the indemnification provisions will protect officers and directors from liability only if the officer or director meets the applicable standard of conduct and we have the financial ability to honor the indemnity.

Item 25. Other Expenses of Issuance and Distribution

The table below sets forth the estimated expenses of the issuance and distribution of the securities which are the subject of this registration statement. Advertising expenses will vary depending on the success of the offering: after initial advertising, we will expend additional funds on advertising of the offering as and if significant sales are being achieved pursuant to the offering.

Description	Amount if 300,000 Shares are Sold	Amount if 1,500,000 Shares are Sold	Amount if 3,000,000 Shares are Sold
SEC Registration Fees	$ 4,500.00	$ 4,500.00	$ 4,500.00
Cost of Printing and Engraving Share Certificates	3,000.00*	3,000.00*	3,000.00*
Postage (mailing share certificates)	500.00*	500.00*	500.00*
Web Development (1)	40,000.00*	50,000.00*	50,000.00*
Advertising Expenses (2)	20,000.00*	70,000.00*	140,000.00*
Legal Fees	50,000.00*	50,000.00*	50,000.00*
Accounting Fees	55,000.00*	55,000.00*	55,000.00*
Blue Sky Fees and Expenses (State Registrations)	20,000.00*	20,000.00*	20,000.00*
Miscellaneous Expenses	2,000.00*	2,000.00*	2,000.00*
TOTAL	$195,000.00*	$255,000.00*	$325,000.00*

_____
* Estimate

(1) Web development expenses include: Cost of contracted design of web based disclosure documents, banner ads (tombstones) for other websites, web based cash transfer scenario development, secure server setup and maintenance, and related tasks. We anticipate that designers and technicians in this arena will cost an average of $100.00/hour for reliable workers and we are estimating $40,000.00 to $50,000.00 for the performance of these tasks and implementation of the programming so designed.

(2) Advertising Expenses include: Magazine space in such magazines as Vegetarian Times, New Age Magazine, and Natural Health. These ads generally cost a minimum of $5,000.00 and can cost upwards of $10,000.00 each. We may place as many as twenty such ads for a total expenditure of up to $100,000 to $125,000. We also may spend as much as $20,000 for banner advertisements on both small and major sites.

Promotional materials affixed to product packaging are expected to cost about $25,000. The advertising expenses set forth above are estimates based upon our experience and ad-rate shopping within the advertising and development sectors that we plan to utilize.)

(3) Miscellaneous expenses include: Other expenses which the Company may incur in connection with the offering, including any outside clerical expenses incurred in connection with the offering.

Item 26. Recent Sales of Unregistered Securities

There have been no sales of unregistered securities within the last three (3) years, which would be required to be disclosed pursuant to Item 701 of Regulation S-B, except for the following (options and warrants set forth below with an expiration date later than 2007 subsequently were modified to terminate in 2007):

* In December 1998, a private placement offering was conducted by the Company raising approximately $213,150 from the sale of 142,100 shares of common stock at a price of $1.50 per share. The Company believes that the offering was exempt from registration under the Securities Act by reason of Section 4(2) thereof as a non-public sale of securities due to the absence of a general solicitation, the general nature and circumstances of the sale, including the qualifications and sophistication of the purchasers, the lack of any public solicitation, the investment intent of the purchasers, and the restrictions on resales of the securities acquired.

* From April 1999 to April 2000, a Rule 504 exempt public offering was conducted by the Company raising approximately $899,950 from the sale of 449,975 shares of common stock at a purchase price of $2.00 per share.

* In September 1999, the Company issued options to purchase 20,000 shares of common stock to a manager of the Company. The options have an exercise price of $2.00 per share and expire in September 2010. No compensation cost was recognized because the strike price equaled the fair value of the stock at the date of issuance. The Company believes that the offering was exempt from registration under the Securities Act by reason of Section 4(2) thereof as a non-public sale of securities due to the absence of a general solicitation, the general nature and circumstances of the sale, including the qualifications and sophistication of the purchaser, the lack of any public solicitation, the investment intent of the purchaser, and the restrictions on resales of the securities acquired.

* In June 2000, the Company issued options to purchase 17,500 shares of common stock to a manager of the Company. The exercise price of the options is $2.00 per share, and the options expire in June 2010. No compensation cost was recognized because the strike price equaled the fair value of the stock at the date of issuance. The Company believes that the offering was exempt from registration under the Securities Act by reason of Section 4(2) thereof as a non-public sale of securities due to the absence of a general solicitation, the general nature and circumstances of the sale, including the qualifications and sophistication of the purchasers, the lack of any public solicitation, the investment intent of the purchasers, and the restrictions on resales of the securities acquired.

* In June 2000, the Company issued warrants to purchase 104,876 shares of common stock to Peter Sharma, a consultant of the Company, in partial consideration for services rendered to the Company. The exercise price of the options is $2.00 per share, and the options expire in June 2010. The fair value of this warrant grant is estimated on the date of grant using the Black-Scholes options pricing model with the following assumptions used: no expected dividends, 49% volatility, risk – free interest of 6.30% and expected life of five years. The value was calculated to be $1.02 per warrant for a total value of $106,641.10. The warrants were issued for services in connection with raising capital so the amount was treated as a reduction of proceeds received from issuances of commons stock. The Company believes that

the offering was exempt from registration under the Securities Act by reason of Section 4(2) thereof as a non-public sale of securities due to the absence of a general solicitation, the general nature and circumstances of the sale, including the qualifications and sophistication of the purchasers, the lack of any public solicitation, the investment intent of the purchasers, and the restrictions on resales of the securities acquired.

* In August of 2000, $500,000 was raised in a private sale of 250,000 shares of common stock at $2 per share to Joseph Grace, an existing shareholder of the Company. The Company believes that the offering was exempt from registration under the Securities Act by reason of Section 4(2) thereof as a non-public sale of securities due to the absence of a general solicitation, the general nature and circumstances of the sale, including the qualifications and sophistication of the purchaser, the lack of any public solicitation, the investment intent of the purchaser, and the restrictions on resales of the securities acquired.

* In December 2000 the Company issued 130,000 shares of common stock to David Robinov in consideration for the assets of China Cola. The Company believes that the offering was exempt from registration under the Securities Act by reason of Section 4(2) thereof as a non-public sale of securities due to the absence of a general solicitation, the general nature and circumstances of the sale, including the qualifications and sophistication of the purchaser, the lack of any public solicitation, the investment intent of the purchaser, and the restrictions on resales of the securities acquired.

* In December 2000, the Company issued 1,500 shares of common stock as a year-end bonus to its employees. The Company recognized $3,000 as compensation expense. The Company believes that the offering was exempt from registration under the Securities Act by reason of Section 4(2) thereof as a non-public sale of securities due to the absence of a general solicitation, the general nature and circumstances of the sale, including the qualifications of the purchasers, and the restrictions on resales of the securities acquired.

* In December 2000 Donald Hall, James Wade and Robert Felton converted $150,000 worth of convertible debt issued in 1991 into 200,000 shares of common stock. The conversion price was $.75 per share. In addition, Donald Hall exercised warrants for 37,500 shares of common stock, which had been issued in connection with the issuance of the debt at $1 per share. The Company believes that the offering was exempt from registration under the Securities Act by reason of Section 4(2) thereof as a non-public sale of securities due to the absence of a general solicitation, the general nature and circumstances of the sale, including the qualifications of the purchasers, and the restrictions on resale of the securities acquired.

* In December 2000, the Company granted to an existing shareholder of the Company warrants to purchase 15,000 common shares at an exercise price of $2.00 per share and warrants to purchase 15,000 common shares at an exercise price of $3.00 per share. The warrants expire in December 2010. The warrants were issued as prepayment for a two-year consulting contract. The value has been treated as a prepaid assets which will be expensed over the life of the contract. The fair value of this warrant grant is estimated on the date of grant using the Black-Scholes options pricing model with the following assumptions used: no expected dividends, 49% volatility, risk – free interest of 5.17% and expected life of five years. The value for the warrants with a strike price of $2.00 was calculated to be $0.98 per warrant. The value for the warrants with a strike price of $3.00 was calculated to be $0.75 per warrant. The total value of all of the warrants is $25,973.30. The Company believes that the offering was exempt from registration under the Securities Act by reason of Section 4(2) thereof as a non-public sale of securities due to the absence of a general solicitation, the general nature and circumstances of the sale, including the qualifications and sophistication of the purchaser, the lack of any public solicitation, the investment intent of the purchaser, and the restrictions on resales of the securities acquired.

* In January 2001, the Company issued 14,500 shares of common stock as a yearend bonus to its

employees. The Company recognized $29,000 of compensation expense. The Company believes that the offering was exempt from registration under the Securities Act by reason of Section 4(2) thereof as a non-public sale of securities due to the absence of a general solicitation, the general nature and circumstances of the sale, including the qualifications of the purchasers, and the restrictions on resales of the securities acquired.

* In January 2001, the Company issued 3,200 shares of common stock in exchange for services provided by two vendors. The Company estimates that the value of the services provided in exchange for the shares was approximately $2.00 per share, so it has recognized $6,400 of expense. The Company believes that the offering was exempt from registration under the Securities Act by reason of Section 4(2) thereof as a non-public sale of securities due to the absence of a general solicitation, the general nature and circumstances of the sale, including the qualifications of the purchasers, and the restrictions on resales of the securities acquired.

* In February 2001 Robert T. Reed Jr. exercised warrants for 20,000 shares of the common stock at $1/share. The warrants had been issued in 1992. The Company believes that the offering was exempt from registration under the Securities Act by reason of Section 4(2) thereof as a non-public sale of securities due to the absence of a general solicitation, the general nature and circumstances of the sale, including the qualifications and sophistication of the purchaser, the lack of any public solicitation, the investment intent of the purchaser, and the restrictions on resales of the securities acquired.

* In May of 2001, the Company sold 500 shares of common stock at $3/share to an existing shareholder who is not an affiliate of the Company. The Company believes that the offering was exempt from registration under the Securities Act by reason of Section 4(2) thereof as a non-public sale of securities due to the absence of a general solicitation, the general nature and circumstances of the sale, including the qualifications and sophistication of the purchaser, the lack of any public solicitation, the investment intent of the purchaser, and the restrictions on resales of the securities acquired.

* In June 2001, the Company issued options to purchase 17,500 shares of common stock to a manager of the Company. The exercise price of the options is $3.00 per share, and the options expire in June 2011 No compensation cost was recognized because the strike price equaled the fair value of the stock at the date of issuance. The Company believes that the offering was exempt from registration under the Securities Act by reason of Section 4(2) thereof as a non-public sale of securities due to the absence of a general solicitation, the general nature and circumstances of the sale, including the qualifications and sophistication of the purchasers, the lack of any public solicitation, the investment intent of the purchasers, and the restrictions on resales of the securities acquired.

* In June 2001, the Company issued warrants to purchase 30,000 shares of common stock to a consultant of the Company in partial consideration for services rendered to the Company. The exercise price of the options is $3.00 per share, and the options expire in June 2011. The fair value of this warrant grant is estimated on the date of grant using the Black-Scholes options pricing model with the following assumptions used: no expected dividends, 49% volatility, risk – free interest of 4.81% and expected life of five years. The value was calculated to be $1.46 per warrant for a total value of $43,806.68. The total value has been included in deferred stock offering costs to be offset against the future sale of common stock. The Company believes that the offering was exempt from registration under the Securities Act by reason of Section 4(2) thereof as a non-public sale of securities due to the absence of a general solicitation, the general nature and circumstances of the sale, including the qualifications and sophistication of the purchasers, the lack of any public solicitation, the investment intent of the purchasers, and the restrictions on resales of the securities acquired.

* In May, June, and July of 2001, the Company raised $420,000 from the issuance of corporate debt to fifteen persons who were existing shareholders or otherwise familiar with the Company. This debt is due

in February 2003, and an annual coupon rate of 8%. The investors also received warrants to purchase an aggregate of 420,000 common shares at an exercise price of $3.00 per share. The options expire ten years from the date of issuance. The investors were:

William Robertson	$159,000
Lucinda Robertson	$30,000
David Robinov	$50,000
Martin Shepard	$20,000
Kapur Payson	$30,000
Mark Johnson	$30,000
Dan Keays	$30,000
Bill Milligan	$25,000
Shane Milligan	$20,000
Brant Milligan	$5,000
Billy Milligan	$5,000
Shalee Milligan	$5,000
Shannon Milligan	$5,000
William Holiman	$1,000
Jason Robertson	$5,000

A portion of the loans proceeds has been allocated to the value of the underlying warrants based on the requirements of APB 14 which was calculated to be $247,800. The Company believes that the offering was exempt from registration under the Securities Act by reason of Section 4(2) thereof as a non-public sale of securities due to the absence of a general solicitation, the general nature and circumstances of the sale, including the qualifications and sophistication of the purchasers, the lack of any public solicitation, the investment intent of the purchasers, and the restrictions on resales of the securities acquired.

* In July 2001, Mark Reed converted $10,000 worth of convertible debt issued in 1991 and accrued interest into 8,889 shares of common stock, or a conversion rate of $1.125 per share. The Company believes that the conversion was exempt from registration under the Securities Act by reason of Section 3(a)(9), since the issuance was an exchange with existing security holders exclusively and no commission or other remuneration was paid or given directly or indirectly for soliciting such exchange. In addition, the Company believes that the offering was exempt from registration under the Securities Act by reason of Section 4(2) thereof as a non- public sale of securities due to the absence of a general solicitation, the general nature and circumstances of the sale, including the qualifications and sophistication of the purchaser, the lack of any public solicitation, the investment intent of the purchaser, and the restrictions on resales of the securities acquired.

* In July 2001, the Company issued warrants to purchase 1,500 shares of common stock to a consultant of the Company in partial consideration for services rendered to the Company. The exercise price of the options is $3.00 per share, and the options expire in July 2011. The fair value of this warrant grant is estimated on the date of grant using the Black-Scholes options pricing model with the following assumptions used: no expected dividends, 49% volatility, risk – free interest of 4.76% and expected life of five years. The value was calculated to be $1.46 per warrant for a total value of $2,187.05. The total value has been included in deferred stock offering costs to be offset against the future sale of common stock. The Company believes that the offering was exempt from registration under the Securities Act by reason of Section 4(2) thereof as a non-public sale of securities due to the absence of a general solicitation, the general nature and circumstances of the sale, including the qualifications and sophistication of the purchasers, the lack of any public solicitation, the investment intent of the purchasers, and the restrictions on resales of the securities acquired.

* In August of 2001, $15,000 was raised in a private sale of a total of 3,750 shares of common stock at

$4.00/share to two existing shareholders of the Company who are not affiliates of the Company. The Company believes that the offering was exempt from registration under the Securities Act by reason of Section 4(2) thereof as a non-public sale of securities due to the absence of a general solicitation, the general nature and circumstances of the sale, including the qualifications and sophistication of the purchasers, the lack of any public solicitation, the investment intent of the purchasers, and the restrictions on resales of the securities acquired.

* In October 2001, B.J. Green converted $17,815 worth of convertible debt and interest into 11,877 shares of common stock, or a conversion rate of $1.50 per share. The convertible debt had been issued in 1991. The Company believes that the conversion was exempt from registration under the Securities Act by reason of Section 3(a)(9), since the issuance was an exchange with existing security holders exclusively and no commission or other remuneration was paid or given directly or indirectly for soliciting such exchange. In addition, the Company believes that the offering was exempt from registration under the Securities Act by reason of Section 4(2) thereof as a non-public sale of securities due to the absence of a general solicitation, the general nature and circumstances of the sale, including the qualifications and sophistication of the purchaser, the lack of any public solicitation, the investment intent of the purchaser, and the restrictions on resales of the securities acquired.

In July 2002, the Company issued options to purchase 17,500 shares of common stock to a manager of the Company, in accordance with the terms of the manager's employment agreement. The exercise price of the options is $6.00 per share and the options expire in July 2007. No compensation cost was recognized because the strike price equaled the fair value of the stock at the date of issuance. The Company believes that the offering was exempt from registration under the Securities Act by reason of Rule 701 thereunder as a sale of securities pursuant to a written compensation contract with an employee of the issuer, and/or Section 4(2) of the Securities Act as a non-public sale of securities due to the absence of a general solicitation, the general nature and circumstances of the sale, including the qualifications and sophistication of the purchasers, the lack of any public solicitation, the investment intent of the purchasers, and the restrictions on resales of the securities acquired.

Item 27 Exhibits

Copies of the following documents are filed with this registration statement as exhibits:

1.2	Revised Selling Agent Agreement
3.1	Certificate of Incorporation (Charter Document)*
3.2	Bylaws*
3.3	Amendment to Bylaws*
5.1	Legal opinion of Edward T. Swanson, Esq.*
10.1	2001 Employee Stock Option Plan*
10.2	Brewing Agreement dated June 1, 2001 between the Company and The Lion Brewery, Inc.*
10.3	License Agreement with Malibu Teaz*
10.4	Loan Agreement with ALCO Financial Services LLC*
10.5	Form of Promotional Shares Lock-In Agreement*
23.1	Consent of Sprayberry, Barnes, Marietta & Luttrell
23.3	Consent of Edward T. Swanson, Esq. (contained in Exhibit 5.1)
24.1	Power of Attorney (included in the signature page to the Registration Statement)*

* Previously filed.

Item 28 Undertakings

A.   Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

B.   The undersigned registrant hereby undertakes:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)   To include any prospectus required by Section 10(a)(3) of the 1933 Act,

(ii)   To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement.

Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (Section 230.424(b) of Regulation SB) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement, and

(iii) To include any additional or changed material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Amendment No. 7 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Los Angeles, California, on this 19th day of December, 2002.

REED'S, INC.

By /s/Christopher J. Reed
(Christopher J. Reed, President)

In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date
/s/Christopher J. Reed (Christopher J. Reed)	Chief Executive Officer, President, Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer), Chairman of the Board and Director	December 19, 2002
_____ (Joseph Grace)	Director	_____, 2002
_____*_____ (David Robinov)	Director	December 19, 2002
_____*_____ (Mark Panely)	Director	December 19, 2002

*By /s/ Christopher J. Reed
   Attorney in Fact

EXHIBIT 1.2

SELLING AGENT AGREEMENT

This Selling Agent Agreement (the "Agreement") is entered into as of this 30th day of October, 2002, by and between Reed's, Inc., a Delaware corporation ("Company"), and Blue Bay Capital, a Washington corporation ("Selling Agent") and a registered member of the National Association of Securities Dealers, Inc. ("NASD").

R E C I T A L S

A.   Company desires to offer and sell (the "Offering") up to 3,000,000 shares (the "Shares") of its Common Stock on a "best efforts" basis, pursuant to a registration statement on Form SB-2, as amended (the "Registration Statement").

B.   Subscriptions for the Shares will be on the terms and conditions set forth in the Registration Statement.

C.   Shares will be sold only in states and jurisdictions in which it is legal for the Offering to be made.

D.   Company and Selling Agent desire that Selling Agent, engaging Peter Sharma as its Registered Representative, act as the exclusive selling agent for Company with respect to the Offering.

E.   Company may add members to the selling group, subject however to the right of the Selling Agent to approve or reject such addition and/or the economic terms thereof, in its sole and absolute discretion as advised by its Registered Representative, Peter Sharma.

NOW, THEREFORE, based upon the foregoing premises and in consideration of the mutual covenants and conditions herein contained, the parties hereby agree as follows:

1.   Selling Agent.

Company hereby appoints Selling Agent as exclusive selling agent for the Offering and Selling Agent hereby accepts such appointment. Company may add members to the selling group, subject however to the right of the Selling Agent as advised by its Registered Representative, Peter Sharma, to approve or reject any such addition and to approve or reject the efforts of those seeking to exercise a subscription on behalf of any prospective public subscribers to the Offering. Selling Agent agrees to use commercially reasonable efforts to obtain subscriptions for the Shares on the terms and conditions set forth in the Registration Statement and upon the other terms and conditions set forth in this Agreement.

2.   Commissions.

Company shall pay Selling Agent a commission of 7.5% of the purchase price for Shares sold through the Selling Agent as compensation for Selling Agent's services pursuant to this Agreement (the "Commission"). Selling Agent may re-allow all or a portion of the Commission to broker/dealers utilized by the Selling Agent ("Selected Dealers") who are members of the NASD and who have executed a Selected Dealers Agreement in form reasonably acceptable to Company, but Company shall have no obligation with respect to commissions of Selected Dealers, and Selling Agent shall hold Company harmless for any commissions due Selected Dealers.

3.   Expenses.

     3.1   Company covenants and agrees that it will pay or cause to be paid all costs of the Offering, including but not limited to the following: (i) the cost of printing or producing this Agreement, the prospectus included in the Registration Statement (the "Prospectus"), the cost of maintaining an internet site at which the Prospectus is available for viewing by potential investors, all advertising of the Offering by Company (but not advertising by the Selling Agent unless otherwise agreed in writing by Company), and any other documents in connection with the Offering, and the purchase, sale and delivery of the Shares; (ii) the cost of preparing and printing certificates for the Shares issued in connection with the Offering; and (iii) all other costs and expenses incident to the performance of Company's obligations hereunder which are not otherwise specifically provided for in this Section 3 including, but not limited to, federal and state registration fees.

     3.2   Company agrees to pay to Selling Agent a non-accountable expense allowance of 1.5% of all aggregate proceeds from sales of Shares through the Selling Agent.

4.   Agency to Offer Shares.

     4.1   As exclusive selling agent for Company in connection with the Offering, Selling Agent shall directly or through Selected Dealers receive, evaluate and recommend the acceptance or rejection to Company of subscriptions and prospective subscriptions for the Shares from subscribers and potential subscribers for Shares. All offers and sales of the Shares by Selling Agent or any Selected Dealer shall be in compliance with applicable requirements of federal and state securities laws, the rules and regulations of the NASD, the terms of the Registration Statement, and this Agreement. Selling Agent shall be responsible for supervising Selected Dealers utilized by it and ensuring that all Selected Dealers use due diligence in complying with the terms of the Registration Statement and this Agreement.

     4.2   All subscriptions for the Shares proposed by Selling Agent to be accepted by Company shall be on the terms and conditions set forth in the Prospectus. Each of the offerees (the "Offerees") electing to purchase Shares must complete, execute and deliver a Subscription Agreement in the form attached to the Registration Statement (the "Subscription Agreement") and take such other actions as are required thereunder.

     4.3   Payment by subscribers of the purchase price of the Shares shall be made in accordance with the terms set forth in the Prospectus. In the event the Offering terminates prior to its consummation, Company shall promptly return all funds without interest to the subscribers.

     4.4   Company shall have the right, in its sole discretion, (i) to reject for any reason any or all of Selling Agent's Offerees, and (ii) to reject for any reason any or all subscriptions proposed by Selling Agent.

     4.5   Promptly upon any change being made in the Offering, or in the form of the Subscription Agreement, notice therefore and such number of copies of such change or revision as Selling Agent shall reasonably request shall be delivered to Selling Agent.

5.   Representations and Warranties of Company.

     Company represents and warrants to Selling Agent that:

     5.1   Compliance With Act. The Offering will be made only pursuant to the Registration Statement. Company will do all things necessary to comply with the provisions of the Securities Act of 1933, as amended (the "Act") and rules and regulations promulgated thereunder applicable to the

Offering.

5.2   States In Which Offering Is Made. The Offering shall be made only in states and other jurisdictions in which the Offering has been registered or qualified, or is exempt from registration or qualification.

5.3   No Conflict. The issue and sale of the Shares by Company, the execution and delivery of this Agreement, the consummation of the transactions herein contemplated, and compliance with the terms of this Agreement will not conflict with or result in a breach of any of the terms, conditions, or provisions of, or constitute a default under any existing or contemplated contract, note, indenture, deed of trust, mortgage, loan agreement or other agreement or instrument to which Company is a party or to which any of the assets or properties of Company is subject or bound, nor will such action result in any violation of any provision of the Certificate of Incorporation or Bylaws of Company, or any law, order, rule, regulation, writ, injunction, or decree of any government, governmental instrumentality, or court having jurisdiction over Company or any of its assets or properties.

5.4   Authorizations and Consents. No authorization, consent, approval, order, registration or qualification of any public body or authority is necessary to the issuance and the sale of the Shares or the consummation by Company of the transactions contemplated by this Agreement, except compliance with the Act and applicable state and/or foreign securities laws.

5.5   Organization and Qualification. Company is duly incorporated or organized and validly existing in the jurisdiction of its incorporation and has all requisite corporate power and authority to own its properties and to carry on its business as now being conducted. Company is duly qualified as a foreign corporation to do business and is in good standing in every jurisdiction in which the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a material adverse effect on Company.

5.6   Authorization, Enforcement, Compliance with Other Instruments. (i) Company has the requisite corporate power and authority to enter into and perform this Agreement, in accordance with the terms hereof, (ii) the execution and delivery of this Agreement by Company and the consummation by it of the transactions contemplated hereby has been duly authorized by Company's Board of Directors and no further consent or authorization is required by Company, its Board of Directors or its stockholders, (iii) this Agreement has been duly executed and delivered by Company, (iv) this Agreement constitutes the valid and binding obligations of Company enforceable against Company in accordance with its terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors' rights and remedies.

5.7   Capitalization. The authorized capital stock of Company, and the number of shares of outstanding Common Stock, is correctly stated in the Prospectus as of the dates set forth with respect thereto. All of the outstanding shares have been validly issued and are fully paid and nonassessable. Except as disclosed in the Prospectus, no shares of Common Stock are subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by Company. Except as disclosed in the Prospectus: (i) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of Company, or contracts, commitments, understandings or arrangements by which Company is or may become bound to issue additional shares of capital stock of Company or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of Company, as of the date(s) stated with respect thereto in the Prospectus, (ii) there are no outstanding debt securities and (iii) there are no agreements or arrangements under which Company is obligated to register the sale of any of its securities under the Act. There are no securities or instruments containing anti-dilution or similar provisions that will be triggered by this Agreement or any related agreement or the consummation of the transactions described herein or therein. Company has furnished to the Selling Agent true and correct copies of Company's Certificate of Incorporation, as amended and as in effect on the date hereof (the "Certificate of Incorporation"), and Company's By-laws, as in effect on the date hereof (the "By-laws").

5.8   Compliance With Rule 10b-5. The Registration Statement does not include any untrue statements of material fact, or omit to state any material fact required to be stated therein necessary to make the statements made, in light of the circumstances under which they were made, not misleading.

5.9   No Default. Company is not in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any indenture, mortgage, deed of trust or other material instrument or agreement to which it is a party or by which it is or its property is bound and neither the execution, nor the delivery by Company, nor the performance by Company of its obligations under this Agreement or any of the exhibits or attachments hereto will conflict with or result in the breach or violation of any of the terms or provisions of, or constitute a default or result in the creation or imposition of any lien or charge on any assets or properties of Company under its Certificate of Incorporation, By-Laws, any material indenture, mortgage, deed of trust or other material agreement applicable to Company or instrument to which Company is a party or by which it is bound, or any statute, or any decree, judgment, order, rules or regulation of any court or governmental agency or body having jurisdiction over Company or its properties, in each case which default, lien or charge is likely to cause a material adverse effect on Company's business or financial condition.

5.10   Absence of Events of Default. No Event of Default, as defined in the respective agreements to which Company is a party, and no event which, with the giving of notice or the passage of time or both, would become an Event of Default (as so defined), has occurred and is continuing, which would have a material adverse effect on Company's business, properties, prospects, financial condition or results of operations.

5.11   Intellectual Property Rights. Company owns or possesses adequate rights or licenses to use all material trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and rights necessary to conduct its business as now conducted. Company does not have any knowledge of any infringement by Company of trademarks, trade name rights, patents, patent rights, copyrights, inventions, licenses, service names, service marks, service mark registrations, trade secret or other similar rights of others, and, to the knowledge of Company, there is no claim, action or proceeding being made or brought against, or to Company's knowledge, being threatened against, Company regarding trademark, trade name, patents, patent rights, invention, copyright, license, service names, service marks, service mark registrations, trade secret or other infringement; and Company is unaware of any facts or circumstances which might give rise to any of the foregoing.

5.12   Employee Relations. Company is not involved in any labor dispute nor, to the knowledge of Company, is any such dispute threatened. None of Company's employees are a member of a union and Company believes that its relations with its employees are good.

5.13   Environmental Laws. Company (i) is in compliance with any and all applicable material foreign, federal, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants ("Environmental Laws"), (ii) has received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct its business and (iii) is in compliance with all terms and conditions of any such permit, license or approval.

5.14　Title.　Company has good and marketable title to its properties and material assets owned by it, free and clear of any pledge, lien, security interest, encumbrance, claim or equitable interest other than such as are not material to the business of Company. Any real property and facilities held under lease by Company is held under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by Company.

5.15　Insurance.　Company is insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of Company believes to be prudent and customary in the business in which Company is engaged. Company has not been refused any insurance coverage sought or applied for and Company has no reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not materially and adversely affect the condition, financial or otherwise, or the earnings, business or operations of Company.

5.16　Regulatory Permits.　Company possesses all certificates, authorizations and permits issued by the appropriate federal, state or foreign regulatory authorities necessary to conduct its business, and Company has not received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit.

5.17　Absence of Litigation.　There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending against or affecting Company or the Common Stock, wherein an unfavorable decision, ruling or finding would (i) have a material adverse effect on the transactions contemplated hereby, (ii) adversely affect the validity or enforceability of, or the authority or ability of Company to perform its obligations under, this Agreement or any of the documents contemplated herein, or (iii) have a material adverse effect on the business, operations, properties, assets, financial condition or results of operation of Company.

5.18　Subsidiaries.　Company does not presently own or control, directly or indirectly, any material interest in any other corporation, partnership, association or other business entity.

5.19　Tax Status.　Company has made, filed, or has obtained current extensions for all federal and state income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject and (unless and only to the extent that Company has set aside on its books provisions reasonably adequate for the payment of all unpaid and unreported taxes) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of Company know of no basis for any such claim.

5.20　No Material Adverse Change.　Since the respective dates as of which information is given in the Registration Statement and Prospectus, there has not been any material adverse change in the condition of Company or in the financial affairs or business prospects of the Company.

5.21　No Sales.　No offer, offer to sell, offer for sale, sale or attempt to dispose of any of the Shares to any person has been made prior to the offering period.

6.　Representations And Warranties Of Selling Agent.

Selling Agent represents and warrants to Company that:

6.1   Selling Agent is a member of the NASD.

6.2   Selling Agent is a licensed broker-dealer in the State of Washington and in each other state in which the Selling Agent offers Shares on behalf of Company.

6.3   Selling Agent has the corporate power and authority to enter into this Agreement and to perform its obligations hereunder or contemplated hereby.

6.4   This Agreement has been duly authorized, executed and delivered by Selling Agent and is a valid and binding obligation of Selling Agent and enforceable in accordance with its terms, except: (i) as the enforceability hereof may be limited by bankruptcy or other laws now or hereafter in effect relating to or affecting creditors' rights, (ii) that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceedings therefor may be brought, and (iii) as rights to indemnity or contribution hereunder may be limited by Federal or state securities law or common law.

6.5   At all times prior to the completion of the Offering, the information furnished in writing to Company by Selling Agent expressly for inclusion in, or omission from, the Registration Statement or any amendment or supplement thereto will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements in, or omissions from, the Registration Statement or any amendment thereof or supplement thereto in reliance upon and in conformity with such information not misleading.

6.6   Selling Agent and any Selected Dealers utilized by it shall comply with all terms and conditions of the Registration Statement and this Agreement.

6.7   Peter Sharma is the Registered Representative responsible for execution of the Selling Agent's efforts on behalf of Company.

7.   Covenants Of Company.

Company covenants and agrees as follows:

7.1   To furnish Selling Agent with copies of the Registration Statement, the Prospectus, and any amendments or supplements thereto in such quantities as Selling Agent may from time to time reasonably request.

7.2   To apply the net proceeds from the sale of the Shares to be sold by it hereunder substantially for the purposes and in the manner and amounts set forth under "Use of Proceeds" in the Registration Statement.

7.3   To advise Selling Agent promptly and, if requested by Selling Agent, confirm such advice in writing, (i) when the Registration Statement has become effective, if and when a prospectus is sent for filing pursuant to Rule 424 under the Act and when any post-effective amendment to the Registration Statement becomes effective, (iii) of the receipt of any comments from the Securities and Exchange Commission (the "Commission") that relate to the Registration Statement or requests by the Commission for amendments to the Registration Statement or amendments or supplements to the Prospectus or for additional information, (iii) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement, or of the suspension of qualification of the shares for offering or sale in any jurisdiction, or the initiation of any proceeding for such purpose by the Commission or any state securities commission or other regulatory authority, and (iv) of the happening of any event which makes any statement of a material fact made in the Registration Statement (as amended or supplemented from time to time) untrue or which requires the making of any additions to or changes in the Registration Statement (as amended or supplemented from time to time) in order to make the statements therein not misleading or that makes any statement of a material fact made in the Prospectus (as amended or supplemented from time to time) untrue or which requires the making of any additions to or changes in the Prospectus (as amended or supplemented from time to time) in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If at any time the Commission shall issue any stop order suspending the effectiveness of the Registration Statement, or any state securities commission or other regulatory authority shall issue an order suspending the qualification or exemption of the shares under any state securities or Blue Sky laws, Company shall, if reasonably requested by you, use every reasonable effort to obtain withdrawal or lifting of such order at the earliest possible time.

7.4   Not to file any amendment or supplement to the Registration Statement, whether before or after the time when it becomes effective, or make any amendment or supplement to the Prospectus of which Selling Agent shall not previously have been advised and provided a copy of prior to the filing thereof, or to which Selling Agent shall reasonably object; and to prepare and file with the Commission, promptly upon Selling Agent's reasonable request, any amendment to the Registration Statement or supplement to the Prospectus which may be necessary in connection with the Offering.

7.5   If any event shall occur as a result of which, in the opinion of counsel for the Selling Agent, it becomes necessary to amend or supplement the Prospectus in order to make the statements therein, in the light of the circumstances existing as of the date the Prospectus is delivered to a purchaser, not misleading, or if it is necessary to amend or supplement the Prospectus to comply with the Act, then, Company, as promptly as practicable, shall prepare and file with the Commission an appropriate amendment or supplement to the Prospectus so that the statements in the Prospectus, as so amended or supplemented, will not, in the light of the circumstances existing as of the date the Prospectus is so delivered, be misleading, and will comply with the Act.

7.6   To use its best efforts to do and perform all things required to be done and performed under this Agreement by it, and to satisfy all conditions precedent to the Offering.

8.   Covenants Of Selling Agent.

Selling Agent covenants and agrees as follows:

8.1   Selling Agent shall maintain such licenses as are required in order for it to perform its obligations under this Agreement. If any such license is suspended or canceled, or if any proceeding is initiated for suspension or cancellation thereof, Selling Agent shall promptly so notify Company.

8.2   Selling Agent shall obtain from NASD such clearance of the arrangements set forth in this Agreement as may be required.

8.3   In offering and selling the Shares, Selling Agent and the Selected Dealers shall comply with the requirements of all applicable federal, state and foreign securities laws, as well as common law or any other law and every order, rule and regulation of any court or regulatory authority applicable to Selling Agent or any Selected Dealer in connection with the Offering, and Selling Agent further agrees that neither it nor any Selected Dealer will take any action which would, by itself, require registration of the Shares under the Act or any other securities laws.

8.4   While this Agreement remains in effect, Selling Agent agrees to use all reasonable means to respond to bona fide potential investors in the Offering in a timely manner. The parties agree that the Selling Agent will be deemed to be responding in a timely manner if it generally attempts to make initial contacts with bona fide potential investors within 2 business days of when the lead is entered in Selling Agent's database (or such longer period of time as is appropriate under the circumstances). If Selling Agent is unable to reach the "decision-maker" at any such leads, it will attempt to make follow-up contact within a reasonable time frame under the circumstances. Company shall inform the Selling Agent in writing if it believes that Selling Agent is in breach of the terms of this provision, and shall give Selling Agent a reasonable period of time to cure such breach. Company's sole remedy against Selling Agent for an uncured breach of this provision shall be the right of Company to add additional members to the selling group without Selling Agent's prior approval.

9.   Options.

Upon the closing of the sale of the Shares being offered, Company will grant to the Selling Agent a five-year option (the "Share Purchase Option") to purchase up to a number of shares of Common Stock equal to ten percent (10%) of the number of Shares sold through the efforts of the Selling Agent (the "Option Shares"). After one year from the effective date of the offering, the Share Purchase Option shall be assigned by the Selling Agent at a ratio of one option assigned to the Selling Agent for every nine options assigned to its Registered Representative, Peter Sharma. The Share Purchase Option shall be exercisable for a period of five years commencing one year after the effective date of the Registration Statement at an exercise price of $9.90 per share. Notwithstanding anything to the contrary in this Agreement, no Share Purchase Option or Option Shares will be sold, transferred, assigned, pledged or hypothecated by any person, except as provided below, for a period of one year following the effective date of the offering for the Shares, except that the Share Purchase Option and the Option Shares may be transferred to any NASD member participating in the offering and the bona fide officers or partners thereof, and securities which are convertible into other types of securities or which may be exercised for the purchase of other securities may be so transferred, converted or exercised if all securities so transferred or received remain subject to the restrictions specified herein for the remainder of the initially applicable time period. All certificates or similar instruments representing securities restricted pursuant to the foregoing sentence shall bear an appropriate legend describing the restriction and stating the time period for which the restriction is operative. Securities to be received by a member of the NASD as underwriting compensation shall only be issued to a member participating in the offering and the bona fide officers or partners thereof.

10.   Indemnification.

10.1   Company will indemnify Selling Agent and the Selected Dealers and any of their control persons (as defined in § 20 of the Exchange Act), agents, independent contractors and employees and hold Selling Agent and the Selected Dealers and any of their control persons, agents, independent contractors and employees harmless against any losses, claims, damages, liabilities or expenses, whether joint or several, to which Selling Agent or the Selected Dealers or any of their control persons may become subject under the Act or the California Securities Laws or under any other statute or at common law otherwise insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement or the Prospectus, or arise out of or are based upon the omission or alleged omission to state therein any material fact or any fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, including expenses reasonably incurred by them in connection with investigating or defending or preparing to defend any such action or claim, whether or not resulting in any liability; provided, however, that the indemnification by Company to Selling Agent and the Selected Dealers and their control persons hereunder shall not apply to the extent that any such loss, claim, damage, liability, or expense arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in or omitted from the Registration Statement or the Prospectus or any blue sky application ("Application") in reliance upon and in conformity with information furnished to Company in writing by Selling Agent or the Selected Dealers expressly for use therein. This indemnity agreement shall be in addition to any liability which Company may otherwise have.

10.2 Selling Agent agrees to indemnify and hold harmless Company, its directors, its officers who sign the Application and any person controlling Company to the same extent as the foregoing indemnity from Company to Selling Agent, but only with reference to information furnished in writing by Selling Agent or the Selected Dealers expressly for inclusion in, or exclusion from the Registration Statement, and actions taken by Selling Agent or the Selected Dealers in connection with the offer and sale of the Shares in breach of this Agreement and without the knowledge or participation of Company. This indemnity agreement shall be in addition to any liability, which Selling Agent may otherwise have.

10.3 Promptly after receipt by an indemnified party under Subsections 10.l and 10.2 above of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party, notify the indemnifying party in writing of the commencement thereof; but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to any indemnified party otherwise than under this Section 10. In case any such indemnified party shall notify the indemnifying party of the intent to participate in, and, to the extent that it shall wish, jointly with any other indemnifying party, similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party and after notice from the indemnifying party to such indemnified party of its election so as to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party under this Section 10 for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation.

10.4 If the indemnification provided for in this Agreement is unavailable by operation of law to any person who would otherwise have been an indemnified party hereunder in respect of any liabilities, losses, damages, fees, costs, expenses, judgments, settlements, penalties, fines, or interest charges (including, without limitation, all legal, expert witness and investigation costs), then the person who otherwise would have been obligated to provide such indemnification (the "Indemnifying Party") shall, in lieu of indemnifying such person, contribute to the maximum extent permitted by law to the amount paid or payable by such person as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and such indemnified person on the other hand in connection with the act or omission which resulted in such liabilities, losses, damages, fees, costs, expenses, judgments, settlements, penalties, fines, or interest charges (including, without limitation, all legal, expert witness and investigation costs).

10.5 Notwithstanding anything to the contrary in this Section 10, Selling Agent's aggregate liability under this Agreement, including but not limited to Selling Agent's indemnity obligation and regardless of the form of action, will not exceed in the aggregate the sum of the Commissions actually paid to Selling Agent by Company under this Agreement. In no event shall Selling Agent be liable for any indirect, special, incidental or consequential damages (including, without limitation, damages for loss of business profits) arising out of its performance or nonperformance of this Agreement, even if Selling Agent has been advised of the possibility of such damages.

11. <u>Representation And Agreements To Survive Delivery</u>.

All representations, warranties, covenants, indemnities and other agreements and statement of Company and Selling Agent herein or in certificates delivered pursuant hereto shall remain operative and in full force and effect, regardless of any investigation (or any statements as to the results thereof) made by or on behalf of Selling Agent or any controlling person of Selling Agent, or by or on behalf of Company, and shall survive any termination of this Agreement or the sale and delivery of any Shares sold hereunder.

12. Termination; Non-Exclusivity.

12.1 This Agreement may be terminated by Company or Selling Agent at any time upon ninety days written notice to the other party. Notwithstanding the foregoing, in the event Company terminates this Agreement, or this Agreement became non-exclusive pursuant to the provisions of Section 12.2 below (either such event referred to herein as a "Termination Event"), Selling Agent shall still be entitled to receive the commissions referred to in Section 2 with respect to any sales of Shares made by Company within 12 months of such Termination Event if and to the extent such sales are made to investors with whom the Selling Agent was primarily responsible for developing a relationship with.

12.2 Notwithstanding any provision herein to the contrary, the parties agree that Company's sole recourse against the Selling Agent for the Selling Agent's failure to use its commercially reasonable efforts to obtain subscriptions for the Shares shall be the right of Company to unilaterally appoint additional selling agents (i.e., the Selling Agent shall no longer be Company's exclusive selling agent). The parties also agree that commercially reasonable efforts to obtain subscriptions for the Shares include the diligent pursuit of leads that the Selling Agent in its sole discretion deem to be worth pursuing under all of the circumstances, including the cost to pursue such leads.

12.3 Notwithstanding any provision herein to the contrary, this Agreement shall not become effective unless and until Selling Agent has notified Company of the receipt by Peter Sharma of all licenses necessary for him to act as a Registered Representative of a broker/dealer.

13. General Provisions.

13.1 Survival of Representations, Warranties and Agreements. Notwithstanding any investigation conducted or notice or knowledge obtained by or on behalf of any party hereto, the representations and warranties in this Agreement shall survive the execution of this Agreement.

13.2 Modification; Waiver. No modification of or amendment to this Agreement shall be valid unless in a writing signed by the parties hereto referring specifically to this Agreement and stating the parties' intention to modify or amend the same. Any waiver of any term or condition of this Agreement must be in a writing signed by the party or parties sought to be charged with such waiver referring specifically to the term or condition to be waived, and no such waiver shall be deemed to constitute the waiver of any other breach of the same or of any other term or condition of this Agreement.

13.3 Captions. The headings of the sections of this Agreement are intended solely for convenience of reference and are not intended and shall not be deemed for any purpose whatever to modify or explain or place any construction upon any of the provisions of this Agreement.

13.4 Legal Counsel. Each party to this Agreement has had access to legal counsel in connection with the negotiation of the terms of this Agreement.

13.5 Governing Law. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES CREATED HEREBY SHALL BE GOVERNED BY THE INTERNAL LAWS OF THE STATE OF CALIFORNIA WITHOUT REGARD TO THE CONFLICT OF LAW AND CHOICE OF LAW PROVISIONS THEREOF.

13.6 Severability of Provisions. If a court or an arbitrator of competent jurisdiction holds any provision of this Agreement to be illegal, unenforceable or invalid in whole or in part for any reason, such provision shall be adjusted rather than voided, if possible to achieve the intent of the parties to the extent possible, and in any event the validity and enforceability of the remaining sections shall not be affected unless an essential purpose of this Agreement would be defeated by the loss of the illegal, unenforceable, or invalid provision.

13.7   Word Usage. Unless the context clearly requires otherwise, (i) the plural and singular numbers shall each be deemed to include the other; (ii) the masculine, feminine and neuter genders shall each be deemed to include the others; (iii) "shall," "will," or "agrees" are mandatory, and "may" is permissive; (iv) "or" is not exclusive; and (v) "includes" and "including" are not limiting.

13.8   Arbitration. Any controversy or claim arising out of or relating to the terms of this Agreement, or otherwise related to the compliance by either party with its obligations hereunder, shall be settled by binding arbitration in Los Angeles County, California. The arbitration shall be conducted by the American Arbitration Association, whose rules applicable to commercial disputes shall be in force, and judgment on the award rendered by the arbitrator(s) may be entered by any court having jurisdiction thereof. Any party to this Agreement may submit to arbitration any controversy or claim hereunder. The parties hereto agree that Los Angeles County, California is the proper venue for the arbitration of any dispute among the parties hereto.

13.9   Binding Effect. This Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective representatives, successors, heirs and assigns. However, except as otherwise expressly provided herein, this Agreement is not for the benefit of any person not a party hereto or specifically identified as a beneficiary herein, and is not intended to constitute a third party beneficiary contract.

13.10   Assignment. This Agreement and each party's rights hereunder may not be assigned without the prior written consent of the other parties.

13.11   Costs and Attorney's Fees. In any litigation, arbitration or other proceeding by which one party either seeks to enforce its rights under this Agreement (whether in contract, tort, or both) or seeks a declaration of any rights or obligations under this Agreement, the prevailing party shall be awarded reasonable costs and expenses, including reasonable attorneys' fees, to resolve the dispute and to enforce the final judgment.

13.12   Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument.

13.13   Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof and supersedes all prior and contemporaneous agreements and understandings of the parties, and there are no representations, warranties or other agreements between the parties in connection with the subject matter hereof except as specifically set forth herein.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

REED'S INC.,
A Delaware corporation

By: /s/ Christopher Reed
    Christopher Reed, President

Blue Bay Capital, Ltd
A Washington corporation

By: /s/ Dale Garnett
    Dale Garnett, President

EXHIBIT 23.1

CONSENT OF INDEPENDENT AUDITORS

To the Stockholders and Directors of
Reed's, Inc.

We hereby consent to the use in the Prospectus constituting a part of this Registration Statement
of Form SB-2 of our report dated March 21, 2002 relating to the financial statements of Reed's,
Inc., as of December 31, 2001 and for the years ended December 31, 2001 and 2000.

We also consent to the reference to us under the caption "Experts" in the Prospectus.

Sprayberry, Barnes, Marietta & Luttrell
Bakersfield, California
December 19, 2002